As filed with the Securities and Exchange Commission on September 19, 2005

Registration No. 333-128387

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

Form S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

INVITROGEN CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	33-0373077
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1600 Faraday Avenue

Carlsbad, California 92008

(760) 603-7200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

GREGORY T. LUCIER

1600 Faraday Avenue

Carlsbad, California 92008

(760) 603-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey T. Baglio, Esq.

Paul B. Johnson, Esq.

DLA Piper Rudnick Gray Cary US LLP

4365 Executive Drive, Suite 1100

San Diego, CA 92121-2133

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

PROSPECTUS

$350,000,000

INVITROGEN CORPORATION

3.25% Convertible Senior Notes due 2025

3,562,300 Shares of Common Stock Issuable on Conversion of the Notes

This prospectus relates to 3.25% Convertible Senior Notes due 2025 of Invitrogen Corporation, a Delaware corporation (Invitrogen), held by certain security holders who may offer for sale the notes and shares of our common stock into which the notes are convertible at any time, at market prices prevailing at the time of sale or at privately negotiated prices. The selling security holders may sell the notes or the common stock directly to purchasers or through underwriters, broker-dealers or agents, that may receive compensation in the form of discounts, concessions or commissions. We will not receive any proceeds from this offering.

You may convert the notes into shares of our common stock under certain circumstances described in this prospectus before their maturity unless we have previously redeemed or repurchased them. The notes will be due on June 15, 2025. The notes will be convertible into cash and, if applicable, shares of our common stock based on an initial conversion rate, subject to adjustment, of 10.1780 shares per $1,000 principal amount of notes (which represents an initial conversion price of approximately $98.25 per share), only under certain circumstances. The notes are not listed on any securities exchange or included in any automated quotation system. The notes are eligible for trading in the Private Offerings, Resale and Trading through Automated Linkages (PORTAL) Market of the National Association of Securities Dealers, Inc. Our common stock is quoted on the Nasdaq National Market under the symbol “IVGN.” On September 16, 2005, the last reported sales price for our common stock as quoted on the Nasdaq National Market was $75.11 per share.

We will pay interest on the notes, semi-annually in arrears, on June 15 and December 15 of each year. The first interest payment will be made on December 15, 2005. The notes are our senior unsecured obligations and rank equally in right of payment with all our existing and future unsecured and unsubordinated indebtedness, senior to our existing and future subordinated indebtedness. The notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

We have the right to redeem all or a portion of the notes that have not been previously converted at the redemption prices set forth in this prospectus on or after June 15, 2011. On June 15, 2011, 2015 and 2020, and after a fundamental change, as described in this prospectus, you may require us to repurchase any notes that you hold.

Investing in the notes and our common stock involves risk. See “ Risk Factors” beginning on page 10.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED

OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ADDITIONALLY, NO STATE SECURITIES COMMISSION HAS APPROVED

OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR

ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS

A CRIMINAL OFFENSE.

The date of this prospectus is September 19, 2005.

SUMMARY

This summary highlights certain important information regarding our business and this offering. We have incorporated certain financial and other information in this prospectus by reference. This summary may not contain all the information that may be important to you. You should carefully read this entire prospectus, especially the section entitled “Risk Factors,” as well as any supplemental material and any documents that are incorporated by reference. Unless the context requires otherwise, references to “Invitrogen,” “we,” “our,” “us,” and similar terms refer to Invitrogen Corporation and its consolidated subsidiaries.

Invitrogen Corporation

We are a leading developer, manufacturer and marketer of research tools in reagent, kit and high-throughput applications forms to customers engaged in life sciences research, drug discovery, diagnostics and the commercial manufacture of biological products. Additionally, we are a leading supplier of sera, cell and tissue culture media and reagents used in life sciences research, as well as in processes to grow cells in the laboratory and produce pharmaceuticals and other high valued proteins.

Our research tools and reagents simplify and improve gene cloning, gene expression and gene analysis techniques. These techniques are used to study how a gene or cell is regulated by its genetic mechanisms, known as functional genomics, and to search for drugs that can treat diseases. In addition, we have a growing portfolio of products for proteomics applications, providing tools to help researchers understand the function of proteins, their roles in biological pathways, and importance in diseases such as cancer. Our products include gel-based separations technologies, antibodies and protoarrays. Our goal is to produce tools that allow researchers to perform this complex biological research more accurately, efficiently and with greater reproducibility compared to conventional research methods. Our scientific know-how is making biodiscovery research techniques more effective and efficient to pharmaceutical, biotechnology, agricultural, government and academic researchers with backgrounds in a wide range of scientific disciplines.

We offer many different products and services, and are continually developing and/or acquiring others. Some of our specific product categories include the following:

•	Our “high-throughput” gene cloning and expression technology, which allows us to clone and expression-test genes on an industrial scale;

•	Our pre-cast electrophoresis products, which improve the speed, reliability and convenience of separating nucleic acids and proteins;

•	Our antibodies, which allow researchers to capture and label proteins, visualize their location and discern their role in disease;

•	The human protoarray, with over 2,000 functional proteins arrayed on a single glass slide, which allows researchers to study multiple protein-protein interactions in one experiment;

•	The protoarray kinase substrate chip, which allows scientists to elucidate which proteins a kinase phosporylates should be sent on a signaling cascade within a cell;

•	Our fluorescence-based technologies, which facilitate the labeling of molecules for biological research and drug discovery; and

•	Our testing activities, cell banking and small-scale contract manufacturing, which address a wide variety of needs of pharma and biopharma customers in the preclinical development of their therapeutics.

Our target markets

We divide our target customer base into principally two categories:

•	Life science researchers; and

•	Commercial producers of biopharmaceutical and other high valued proteins.

We do not believe that any single customer or small group of customers is material to our business as a whole or to either of our product segments (described below). However, many of our customers in our target markets receive funding for their research, either directly or indirectly, from grants from the federal government of the United States and from other government agencies in countries around the world.

•	Life sciences research. The life sciences research market consists of laboratories generally associated with universities, medical research centers, government institutions such as the National Institutes of Health, and other research institutions, as well as biotechnology, pharmaceutical, energy, agricultural and chemical companies. Our products and services provide the special biochemical research tools capable of performing precise functions in a given experimental procedure that life sciences researchers require.

•	Commercial production. We also serve industries that apply genetic engineering to the commercial production of useful but otherwise rare or difficult to obtain substances, such as proteins, interferons, interleukins, t-PA and monoclonal antibodies. The manufacturers of these materials require larger quantities of the same sera and other cell growth media that we provide in smaller quantities to researchers. Other industries involved in the commercial production of genetically engineered products include the pharmaceutical, food processing and agricultural industries.

Our strategy

Our objective is to provide essential life science technologies for disease research, drug discovery and commercial bioproduction.

Our strategies to achieve this objective include:

•	New product innovation and development.

•	Developing innovative new products. We place a great emphasis on internally developing new technologies for the life sciences research and biopharmaceutical production markets. A significant portion of our growth and current revenue base has been created by the application of technology to accelerate the drug discovery process of our customers. We expect to increase research and development spending as a percentage of sales over the next several quarters, and to focus new product development on three critical technology areas:

•	Protein production, purification and characterization;

•	Biochemical and cell-based assays; and

•	Labeling and detection, particularly in proteomics.

•	In-licensing technologies. We actively and selectively in-license new technologies, which we modify to create high value kits, many of which address bottlenecks in the research or drug discovery laboratories. We have a dedicated group of individuals that is focused on in-licensing technologies from academic and government institutions, as well as biotechnology and pharmaceutical companies.

•	Acquisitions. We actively and selectively seek to acquire and integrate companies with complementary products and technologies, trusted brand names, strong market positions, and strong intellectual property positions. We have acquired numerous companies since we became a public company in 1999. Our larger acquisitions to date include Life Technologies, Pan Vera, Molecular Probes, BioReliance and Dynal.

•	Recent sizeable acquisitions include:

•	On April 1, 2005, we acquired all of the outstanding shares of Dynal Biotech Holding AS (Dynal), a privately held corporation based in Oslo, Norway for cash of $402.6 million. Dynal is the industry leader in magnetic bead technologies that are used in cell separation and purification, cell stimulation, protein research, nucleic acid research and microbiology.

•	On February 6, 2004, we acquired all of the outstanding shares of common stock of BioReliance Corporation for cash of $507.1 million. BioReliance is a leading contract service organization providing testing, development and manufacturing services for biologic-based drugs to biotechnology and pharmaceutical companies worldwide.

•	Leverage of existing sales and distribution infrastructure.

•	Multi-national sales footprint. We have developed a sales and distribution network with sales in approximately 70 countries throughout the world. Our sales force is highly-trained, with many of our sales-people possessing degrees in molecular biology, biochemistry or related fields. We believe our sales force has a proven track record for selling and distributing our products, and we expect to leverage this capacity to increase sales of our existing, newly developed and acquired products.

We sell most of our products through our own sales force, and the remaining products are sold through agents or distributors. We currently market our products directly in over 25 countries throughout the world and sell through distributors or agents in approximately 44 additional countries. These independent distributors may also market research products for other companies, including some products that are competitive with our offerings.

•	High customer satisfaction. Our sales, marketing, customer service and technical support staffs work well together to provide our customers exceptional service for our products, and we have been highly rated in customer satisfaction surveys. We use this strength to attract new customers and maintain existing customers.

•	Rapid product delivery. We have the ability to ship typical orders on a same-day or next-day basis. We use this ability to provide convenient service to our customers to generate additional sales.

Our products

We divide our products into two broad segments that are closely aligned with our target markets, as follows:

•

BioDiscovery. Our BioDiscovery product segment includes our functional genomics, cell biology and drug discovery product lines. Functional genomics encompasses products from the initial cloning and manipulation of DNA, to examining RNA levels and regulating gene expression in cells, to capturing, separating and analyzing proteins. These include the research tools used in reagent and kit form that simplify and improve gene acquisition, gene cloning, gene expression, and gene analysis techniques. This segment also includes a full range of enzymes, nucleic acids, other biochemicals and reagents. These biologics are manufactured to the highest research standards and are matched in a gene specific, validated manner (gene, orf, rnai, protein, antibodies, etc.) to ensure researchers the highest purity and scientific relevance for their experimentation. We also offer software through this segment that enables more efficient and accelerated analysis and interpretation of genomic, proteomic and other biomolecular data for application in pharmaceutical, therapeutic and diagnostic development. Our recent acquisitions of Zymed Laboratories, Inc. (Zymed) and Dynal enable us to offer new technologies and products, such as antibodies and proteins (Zymed) and magnetic beads used for biological separation (Dynal), which are the first step in almost every biologic investigative or diagnostic process.

•	BioProduction. Our BioProduction product segment includes all of our cell culture products and biological testing services business. Products include sera, cell and tissue culture media, reagents used in both life sciences research and in processes to grow cells in the laboratory and to produce pharmaceuticals and other materials made through cultured cells. BioProduction services include testing to ensure that biologics are free of disease-causing agents or do not cause adverse effects; characterization of products’ chemical structures; development of formulations for long-term stability; and validation of purification processes under regulatory guidelines. We also manufacture biologics on behalf of clients both for use in clinical trials and for the worldwide commercial market.

Manufacturing and research

We manufacture the majority of our products in our manufacturing facilities located in Carlsbad, California; Eugene, Oregon; Frederick, Maryland; Grand Island, New York; Madison, Wisconsin; Auckland, New Zealand; Paisley, Scotland; and Oslo, Norway. We also have manufacturing facilities in Japan, Brazil, and Israel. In addition, we purchase products from third-party manufacturers for resale.

Except for our oligonucleotide (custom primers), genomic services, biologics testing, specialized manufacturing and cell culture production businesses, which are make-to-order businesses, we principally manufacture products for inventory and ship products shortly after the receipt of orders and we anticipate that we will continue to do so in the future. We do not currently have a significant backlog and do not anticipate we will develop a material backlog in the future. In addition, we rely on third-party manufacturers to supply many of our raw materials, product components, and in some cases, entire products.

We conduct research activities in the United States, the United Kingdom, Norway, Israel and New Zealand and business development activities around the world. As part of these activities we actively seek to license intellectual property from academic, government and commercial institutions.

We were incorporated in 1989 under the laws of California and were reincorporated in 1997 under the laws of Delaware. Our principal executive offices are located at 1600 Faraday Avenue, Carlsbad, California 92008. Our telephone number is (760) 603-7200. Our website address is www.invitrogen.com. Our website is not part of this prospectus.

Recent Developments

On July 26, 2005, we announced we had signed a definitive agreement to acquire BioSource International (Nasdaq: BIOI) for approximately $130 million in cash. This acquisition is subject to customary closing conditions, including regulatory approval and approval by BioSource stockholders. This transaction is expected to close by the end of 2005.

The Offering

Securities Offered	$350,000,000 aggregate principal amount of 3.25% convertible senior notes due 2025.

Maturity	June 15, 2025, unless earlier redeemed, repurchased or converted.

Ranking

The notes are our senior unsecured obligations and rank equally in right of payment with all our existing and future unsecured and unsubordinated indebtedness and senior to our existing and future subordinated indebtedness. The notes are not guaranteed by any of our subsidiaries and, accordingly, the notes are effectively subordinated to the indebtedness and other liabilities of our subsidiaries, including trade creditors. As of June 30, 2005, our subsidiaries had approximately $50.5 million of outstanding indebtedness and trade payables (excluding intercompany liabilities and liabilities of the type not required to be reflected on a balance sheet in accordance with U.S. generally accepted accounting principles). On April 27, 2005, we entered into a $250 million line of credit with Bank of America, N.A. No amounts are currently outstanding under this line of credit. This line of credit is secured by certain of our marketable securities and is therefore senior to the notes offered hereby to the extent of the security interest. This facility expires in September 2005.

Interest	3.25% per year on the principal amount, payable semi-annually in arrears on June 15 and December 15 of each year, beginning December 15, 2005.

Contingent Interest

We will pay contingent interest to the holders of notes during any six-month period from June 15 to December 14, and from December 15 to June 14, commencing with the six-month period beginning on June 15, 2011, if the average market price of a note for the five trading days ending on the third trading day immediately preceding the first day of the relevant six-month period equals 120% or more of the principal amount of such notes. The amount of contingent interest payable per note in respect of any six-month period will equal 0.225% of the average market price of a note for the applicable five trading day reference period ending on and including the third trading day immediately preceding the first day of such six-month interest period.

Conversion Rights

The notes are convertible into cash and, if applicable, shares of our common stock based on an initial conversion rate, subject to adjustment, of 10.1780 shares per $1,000 principal amount of notes (which represents an initial conversion price of approximately $98.25 per share), only under the following circumstances and to the following extent:

•	during any fiscal quarter after the fiscal quarter ending September 30, 2005, if the closing sale price of our common stock for each of 20 or more consecutive trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter exceeds 125% of the conversion price on that 30th trading day;

•	during any five consecutive trading day period after any five consecutive trading day period (the “note measurement period”) in which the average trading price per $1,000 principal amount of notes over the note measurement period was equal to or less than 97% of the average single day conversion value of the notes during the note measurement period;

•	upon the occurrence of specified corporate transactions; or

•	if we have called the notes for redemption.

Upon conversion, holders of notes will receive cash and, if applicable, shares of our common stock. The aggregate value (the “conversion value”) of the cash and, if applicable, shares of our common stock per $1,000 principal amount of notes will be equal to the product of:

•	the conversion rate then in effect; and

•	the average of the daily volume-weighted average prices per share of our common stock for each of the 10 consecutive trading days beginning on the second trading day immediately following the day the notes are tendered for conversion.

Except as described in this prospectus, we will deliver the conversion value of the notes surrendered for conversion to converting holders as follows:

•	a cash amount (the “principal return”) equal to the lesser of:

•	the aggregate conversion value of the notes to be converted; and

•	the aggregate principal amount of the notes to be converted;

•	if the aggregate conversion value of the notes to be converted is greater than the principal return, an amount in whole shares (or, in some cases, other cash, securities or other property received by our stockholders in certain transactions described in this prospectus) having a value, determined as set forth in this prospectus, equal to the aggregate conversion value less the principal return and any fractional shares; and

•	a cash amount in lieu of any fractional shares of our common stock.

If notes are surrendered for conversion in connection with certain fundamental changes that occur before June 15, 2011, holders may be entitled to an increase in the conversion rate, or, under certain circumstances, we may elect to change our conversion obligation to provide for conversion of the notes into shares of an acquiring company’s common stock, as described in this prospectus.

See “Description of the notes—Conversion rights.”

Optional Redemption

On or after June 15, 2011, we may redeem the notes for cash at any time as a whole, or from time to time in part, at a price equal to 100% of the principal amount of the notes to be redeemed plus any accrued and unpaid interest, including contingent and special interest, if any, to, but not including, the redemption date. For more information about redemption of the notes at our option, see “Description of the notes—Optional redemption by us.”

Purchase of notes by us at the option of the holder

On each of June 15, 2011, June 15, 2015 and June 15, 2020, holders may require us to purchase all or any portion of their notes at a purchase price in cash equal to 100% of the principal amount of the notes to be purchased, plus any accrued and unpaid interest, including contingent and special interest, if any, to, but excluding, the purchase date. See “Description of the notes—Repurchase of notes at the option of holders.”

Right of a holder to require us to purchase notes upon a fundamental change

Holders may require us to purchase all or any portion of their notes if a fundamental change occurs, as described in this prospectus, at a purchase price in cash equal to 100% of the principal amount of the notes to be purchased, plus any accrued and unpaid interest to, but excluding, the purchase date.

If certain fundamental changes occur before June 15, 2011, holders may be entitled to an increase in the conversion rate, unless we change our conversion obligation to provide for conversion of the notes into cash and shares of an acquiring company’s common stock, if any, as described in this prospectus.

See “Description of the notes—Repurchase of notes at the option of holders upon a fundamental change.”

Registration Rights	We have agreed to:

•	file a shelf registration statement with respect to the resale of the notes and the shares of our common stock issuable upon conversion of the notes with the SEC within 90 days after the first date of original issuance of the notes; and

•	use our reasonable best efforts to cause such shelf registration statement to become effective within 180 days after the first date of original issuance of the notes.

We also have agreed to use our reasonable best efforts to cause the shelf registration statement to remain effective until the earliest of:

•	the date when all of the registrable securities covered by the shelf registration statement have been sold pursuant to the shelf registration;

•	the date on which all registrable securities held by non-affiliates are eligible to be sold in the absence of any registration;

•	the date on which there cease to be outstanding any registrable securities; or

•	two years from the date of original issuance of the notes.

We will be required to pay additional interest, which we refer to as “special interest,” if we fail to comply with our obligations to register the notes and the shares of our common stock issuable upon conversion of the notes within the specified time periods. See “Description of the notes—Registration rights.”

DTC eligibility

The notes are issued in book-entry form and are represented by permanent global certificates deposited with a custodian for, and registered in the name of, a nominee of The Depository Trust Company, or DTC, in New York, New York. Beneficial interests in any such securities are shown on, and transfers are effected only through, records maintained by DTC and its direct and indirect participants. Except in limited circumstances, no such interest may be exchanged for certificated securities. See “Description of the notes—Book-entry delivery and settlement.”

Listing and Trading	We expect that the notes will be eligible for trading on the PORTAL Market. Our common stock is quoted on the Nasdaq National Market under the symbol “IVGN.”

Certain United States federal income tax considerations

The notes will be treated as “contingent payment debt instruments” under the Treasury Regulations. As a result, you will be required to accrue interest on a constant yield to maturity basis at a rate equal to 6.25%, which is comparable to the rate at which we would borrow in a non-contingent, non-convertible borrowing. As a result, you will be required to include amounts in income, as ordinary income, in advance of the receipt of a cash payment. The amount of interest income required to be included by you for each year will be in excess of the yield to maturity of the notes. In addition, you will recognize ordinary income, if any, upon a sale, exchange, conversion or redemption of the notes at a gain; any loss will be ordinary loss to the extent of interest previously included in income, and, thereafter, capital loss. See “Certain United States federal income tax considerations.”

Ratio of Earnings to Fixed Charges

	Six Months Ended June 30, 2005	Years Ended December 31,
		2004	2003	2002	2001	2000
Ratio of earnings to fixed charges(1)	6.5	3.9	3.8	3.7	—	—

(1)	For the years ended December 31, 2001 and 2000, earnings were insufficient to cover fixed charges by $138.0 million and $54.6 million, respectively. Earnings are defined as income (loss) before provision for income taxes and minority interest plus Fixed Charges less minority interest in pre-tax income of subsidiaries that have not incurred Fixed Charges. Fixed Charges are defined as the sum of interest expensed plus amortized capitalized expenses related to indebtedness plus an estimate of the interest within rental expense.

Risk Factors

You should refer to the section entitled “Risk Factors” for an explanation of certain risks related to investing in the notes.

RISK FACTORS

An investment in the notes involves the following risks. You should carefully consider these risks, together with other matters described in this prospectus, or incorporated into this prospectus by reference, before you purchase any of the notes. If any of the following risks occurs, our business, financial condition or operating results could be harmed. In such case, the trading price of our securities could decline and you could lose all or part of your investment. The risks described below are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Certain statements in this prospectus (including certain of the following factors) constitute forward-looking statements. Please refer to the section entitled “Forward-Looking Statements.”

RISKS RELATED TO THE GROWTH OF OUR BUSINESS

We must continually offer new products and technologies.

Our success depends in large part on continuous, timely development and introduction of new products that address evolving market requirements and are attractive to customers. For example, prepackaged kits to perform research in particular cell lines and already-isolated genetic material only recently have come into widespread use among researchers. We also believe that because of the initial time investment required by our customers to purchase a new product, once a customer purchases a product from a competitor, it is very difficult to regain that customer.

These facts have led us to focus significant efforts and resources on the development and identification of new technologies and products. As a result, we have a very broad product line and are continually looking to develop, license or acquire new technologies and products to further broaden it. If we fail to develop, license or otherwise acquire new technologies, our customers will likely purchase products from our competitors, significantly harming our business. Once we have developed or obtained the technology, to the extent that we fail to timely introduce new and innovative products that are accepted by our markets, we could fail to obtain an adequate return on our research and development, licensing and acquisition investments and could lose market share to our competitors, which would be difficult or impossible to regain and could seriously damage our business. Some of the factors affecting market acceptance of our products include:

•	availability, quality and price as compared to competitive products;

•	the functionality of new and existing products;

•	the timing of introduction of our products as compared to competitive products;

•	scientists’ and customers’ opinions of the product’s utility and our ability to incorporate their feedback into future products;

•	citation of the products in published research; and

•	general trends in life sciences research and life science informatics software development.

Failure to integrate acquired businesses into our operations successfully could adversely affect our business.

As part of our strategy to develop and identify new products and technologies, we have made several acquisitions, and are likely to make more. Our integration of the operations of acquired businesses requires significant efforts, including the coordination of information technologies, research and development, sales and marketing, operations, manufacturing and finance. These efforts result in additional expenses and involve significant amounts of management’s time that cannot then be dedicated to other projects. Our failure to manage successfully and coordinate the growth of the combined company could also have an adverse impact on our business. In addition, there is no guarantee that some of the businesses we acquire will become profitable or remain so. If our acquisitions do not reach our initial expectations, we may record unexpected impairment charges. Factors that will affect the success of our acquisitions include:

•	presence or absence of adequate internal controls and/or significant fraud in the financial systems of acquired companies;

•	any decrease in customer loyalty and product orders caused by dissatisfaction with the combined companies’ product lines and sales and marketing practices, including price increases;

•	our ability to retain key employees;

•	the ability of the combined company to achieve synergies among its constituent companies, such as increasing sales of the combined company’s products, achieving cost savings and effectively combining technologies to develop new products.

RISKS RELATED TO OUR SALES

We face significant competition.

The markets for our products are very competitive and price sensitive. Our competitors, which could include certain of our customers such as large pharmaceutical companies, have significant financial, operational, sales and marketing resources and experience in research and development. Our competitors could develop new technologies that compete with our products or even render our products obsolete. If a competitor develops superior technology or cost-effective alternatives to our kits and other products, our business could be seriously harmed.

The markets for certain of our products, such as electrophoresis products, custom primers, amplification products, and fetal bovine serum, are also subject to specific competitive risks. These markets are highly price competitive. Our competitors have competed in the past by lowering prices on certain products. If they did so again we may be forced to respond by lowering our prices. This would reduce revenues and profits. Conversely, failure to anticipate and respond to price competition may hurt our market share.

We believe that customers in our markets display a significant amount of loyalty to their initial supplier of a particular product. Therefore, it may be difficult to generate sales to potential customers who have purchased products from competitors. Additionally, instead of using kits, there are numerous scientists making materials themselves. To the extent we are unable to be the first to develop and supply new products, customers may buy from our competitors or make materials themselves, causing our competitive position to suffer.

There has been an increasing trend toward industry consolidation in our markets. We expect this trend toward industry consolidation to continue as companies attempt to strengthen or hold their market positions in an evolving industry and as companies are acquired or are unable to continue operations. We believe that industry consolidation may result in stronger competitors that are better able to compete as sole-source vendors for customers. For example, in March 2005, Sigma-Aldrich Corporation acquired the JRH Biosciences division of CSL Limited, a producer of sera, cell culture media used in the production of therapeutic proteins, reagent growth factors and biological material containers. Industry consolidation could lead to more variability in operating results and could have a material adverse effect on our business.

Reduction in research and development budgets and government funding may affect sales.

Our customers include researchers at pharmaceutical and biotechnology companies, academic institutions, government laboratories and private foundations. Fluctuations in the research and development budgets of these researchers and their organizations could have a significant effect on the demand for our products. Research and development budgets fluctuate due to changes in available resources, mergers of pharmaceutical and biotechnology companies, spending priorities, general economic conditions and institutional and governmental budgetary policies. Our business could be seriously damaged by any significant decrease in life sciences research and development expenditures by pharmaceutical and biotechnology companies, academic institutions, government laboratories or private foundations. In particular a significant portion of our sales have been to researchers whose funding is dependent upon grants from government agencies such as the U.S. National Institutes of Health (NIH). Although the level of research funding increased significantly during the years of 1999 through 2003, increases for fiscal 2004 and 2005 were significantly lower. Government funding of research and development is subject to the political process, which is inherently fluid and unpredictable. Other programs, such as homeland security or defense, or general efforts to reduce the federal budget deficit could be viewed by the U.S. government as a higher priority. Past proposals to reduce budget deficits have included reduced NIH and other research and development allocations. Also, certain pharmaceutical companies that are our customers have been required to remove some of their products from the market and are facing significant product liability claims, which could limit their ability or desire to conduct research at the same level as in the past. Any shift away from the funding of life sciences research and development or delays surrounding the approval of government budget proposals may cause our customers to delay or forego purchases of our products, which could seriously damage our business.

In recent years, the pharmaceutical industry has undergone consolidation. Additional mergers or corporate consolidations in the pharmaceutical industry could cause us to lose customers, which could have a harmful effect on our business.

Our customers generally receive funds from approved grants at particular times of the year, for example, as determined by the U.S. federal government. In the past, such grants have been frozen for extended periods or have otherwise become unavailable to various institutions without advance notice. The timing of the receipt of grant funds affects the timing of purchase decisions by our customers and, as a result, can cause fluctuations in our sales and operating results.

Changing purchasing arrangements with our customers could reduce our profit margins.

Certain of our customers have developed purchasing initiatives to reduce the number of vendors from which they purchase in order to lower their supply costs. In some cases these accounts have established agreements with large distributors, which include discounts and the distributors’ direct involvement with the purchasing process. These activities may force us to supply the large distributors with our products at a discount to reach those customers. For similar reasons many larger customers, including the U.S. government, have requested and may in the future request, special pricing arrangements, including blanket purchase agreements. These agreements may limit our pricing flexibility, which could have an adverse impact on our business, financial condition and results of operations. Our pricing flexibility could particularly be affected with respect to our price-sensitive products, such as electrophoresis products, custom oligonucleotides (primers), amplification products, and fetal bovine serum. For a limited number of customers we have made sales, at the customer’s request, through third-party Internet vendors, to whom we are required to pay commissions. If our Internet sales grow, it could have a negative impact on our gross margins.

Sales of biological and chemical defense materials subject us to certain risks.

We have launched a biodefense initiative, which depends upon the acceptance of our products by the U.S. government and its defense contractors.

We have developed products for use in detecting exposure to biological pathogens and have begun marketing those products to the U.S. government and several defense contractors. If our products do not perform well, or the U.S. government changes its priorities with respect to defense against biological and chemical weapons, our sales growth could be affected. In addition, some third parties could object to our development of biological defense products, which could have a negative impact on our company.

RISKS RELATED TO THE DEVELOPMENT AND MANUFACTURING OF OUR PRODUCTS

Failure to license new technologies could impair our new product development.

We believe our ability to in-license new technologies from third parties is and will continue to be critical to our ability to offer new products and therefore our business. A significant portion of our current revenues is from products manufactured or sold under licenses from third parties. Our ability to gain access to technologies that we need for new products and services depends in part on our ability to convince inventors and their agents or assignees that we can successfully commercialize their inventions. We cannot assure you that we will be able to continue to identify new technologies of interest to our customers, which are developed by others. Even if we are able to identify new technologies of interest, we may not be able to negotiate a license on acceptable terms, or at all.

Loss of licensed rights could hurt our business.

A small number of our licenses do not run for the length of the underlying patent. We may not be able to renew our existing licenses on favorable terms, or at all. If we lose the rights to a patented technology, we may need to stop selling these products and possibly other products, redesign our products or lose a competitive advantage. While most of our licenses are exclusive to us in certain markets, potential competitors could also in-license technologies that we fail to exclusively license and potentially erode our market share for these and other products. Our licenses also typically subject us to various economic and commercialization obligations. If we fail to comply with these obligations we could lose important rights under a license, such as exclusivity. In some cases, we could lose all rights under a license. Loss of such rights could, in some cases, harm our business.

In addition, certain rights granted under the license could be lost for reasons out of our control. For example, the licensor could lose patent protection for a number of reasons, including invalidity of the licensed patent, or a third party could obtain a patent that curtails our freedom to operate under one or more licenses. We do not receive indemnification from a licensor against third-party claims of intellectual property infringement.

Fluctuation in the price and supply of raw FBS could affect our business.

The supply of raw fetal bovine serum, or FBS, is sometimes limited because serum collection tends to be cyclical. In addition, any additional discovery of bovine spongiform encephalopathy, or BSE (popularly referred to as mad cow disease) in the U.S. may cause a decline in the demand for FBS supplied from the United States. These factors can cause the price of raw FBS to fluctuate. The profit margins we achieve on finished FBS, one of our major products, have been unstable in the past because of the fluctuations in the price of raw FBS, and any increase in the price could adversely affect those profit margins. In addition, if we are unable to obtain an adequate supply of FBS, or if we are unable to meet demand for FBS from supplies outside the U.S., we may lose market share.

Violation of government regulations or voluntary quality programs could result in loss of revenues and additional expense.

Certain of our products and test services are regulated by the U.S. Food and Drug Administration or the FDA, as medical devices, pharmaceuticals, or biologics. As a result we must register with the FDA as both a medical device manufacturer and a manufacturer of drug products and comply with all required regulations. Failure to comply with these regulations can lead to sanctions by the FDA such as written observations made following inspections, warning letters, product recalls, fines, product seizures and consent decrees. Test data for use in client submissions with the FDA could be disqualified. If the FDA were to take such actions, the FDA’s sanctions would be available to the public. Such publicity could adversely affect our ability to sell these regulated products.

Additionally, some of our customers use our products and services in the manufacturing process for their drug and medical device products, and such end products are regulated by the FDA under Quality System Regulations, or QSR. Although the customer is ultimately responsible for QSR compliance for their products, it is also the customer’s expectation that the materials sold to them will meet QSR requirements. We could lose sales and customers, and incur product liability claims, if our products do not meet QSR requirements.

ISO is an internationally recognized voluntary quality standard that requires compliance with a variety of quality requirements somewhat similar to the QSR requirements. The operations of our BioProduction segments and Eugene, Oregon facilities are intended to comply with ISO 9001. Failure to comply with this voluntary standard can lead to observations of non-compliance or even suspension of ISO certification by the certifying unit. If we lose ISO certification, this loss could cause some customers to purchase products from other suppliers.

If we violate a government mandated or voluntary quality program, we may incur additional expense to comply with the government mandated or voluntary standards. That expense may be material, and we may not have anticipated that expense in our financial forecasts. Our financial results could suffer as a result of these increased expenses.

RISKS RELATED TO OUR INTELLECTUAL PROPERTY

Inability to protect our technologies could affect our ability to compete.

Our success depends to a significant degree upon our ability to develop proprietary products and technologies. When we develop such technologies, we routinely seek patent protection in the United States and abroad to the extent permitted by law. However, we cannot assure you that patents will be granted on any of our patent applications or that the scope of any of our issued patents will be sufficiently broad to offer meaningful protection. We only have patents issued in selected countries. Therefore, third parties can make, use, and sell products covered by our patents in any country in which we do not have patent protection. In addition, our issued patents or patents we license could be successfully challenged, invalidated or circumvented so that our patent rights would not create an effective competitive barrier. We provide our customers the right to use our products under label licenses that are for research purposes only. The validity of the restrictions contained in these licenses could be contested, and we cannot assure you that we would either be aware of an unauthorized use or be able to enforce the restrictions in a cost-effective manner. Additionally, the value of our patents could be negatively impacted as a result of judicial decisions or legislative changes.

If a third party claimed an intellectual property right to technology we use, we might need to discontinue an important product or product line, alter our products and processes, defend our right to use such technology in court or pay license fees. Although we might under these circumstances attempt to obtain a license to such intellectual property, we may not be able to do so on favorable terms, or at all. Additionally, if our products are found to infringe on a third party’s intellectual property, we may be required to pay damages for past infringement, and lose the ability to sell certain products or receive licensing revenues.

Disclosure of trade secrets could aid our competitors.

We attempt to protect our trade secrets by entering into confidentiality agreements with third parties and with our employees and consultants. However, these agreements can be breached and, if they are, there may not be an adequate remedy available to us. If our trade secrets become known we may lose our competitive position.

Intellectual property litigation and other litigation could harm our business.

Litigation regarding patents and other intellectual property rights is extensive in the biotechnology industry. We are aware that patents have been applied for and, in some cases, issued to others claiming technologies that are closely related to ours. We are currently a defendant in several court actions involving our intellectual property. As a result, and in part due to the ambiguities and evolving nature of intellectual property law, we periodically receive notices of potential infringement of patents held by others. We may not be able to resolve these types of claims successfully in the future.

We are currently enforcing our intellectual property rights through patent litigation in several court actions. We have incurred substantial costs, and are currently incurring substantial costs, in enforcing our intellectual property rights, primarily relating to H minus reverse transcriptase, which is the basis for our Superscript™ and related product lines, and we expect to incur such costs in the future for Superscript™ and other technologies. In the event of additional intellectual property disputes, we may be involved in further litigation. In addition to court actions, patent litigation could involve proceedings before the U.S. Patent and Trademark Office or the International Trade Commission. Intellectual property litigation can be extremely expensive, and such expense, as well as the consequences should we not prevail, could seriously harm our business. If we do not prevail in our pending patent litigation relating to H minus reverse transcriptase, we may be unable to prevent third parties from using this technology in the commercial marketplace. This could have a seriously harmful effect on our business.

RISKS RELATED TO OUR OPERATIONS

Litigation may harm our business or otherwise distract our management.

Substantial, complex or extended litigation could cause us to incur large expenditures and distract our management. For example, lawsuits by employees, stockholders, collaborators, distributors, customers, or end-users of our products or services or in connection with our acquisitions could be very costly and substantially disrupt our business. Disputes from time to time with such companies or individuals are not uncommon, and we cannot assure you that we will always be able to resolve such disputes out of court or on terms favorable to us. Unexpected results could cause our financial exposure in these matters to exceed stated reserves and insurance, requiring us to allocate additional funds and other resources to address these liabilities.

Loss of key personnel could hurt our business.

Our products and services are highly technical in nature. In general, only highly qualified and trained scientists have the necessary skills to develop and market our products and provide our services. In addition, some of our manufacturing positions are highly technical as well. We face intense competition for these professionals from our competitors, customers, marketing partners and other companies throughout our industry. We do not generally enter into employment agreements requiring these employees to continue in our employment for any period of time. Any failure on our part to hire, train, and retain a sufficient number of qualified professionals would seriously damage our business. Additionally, integration of acquired companies and businesses can be disruptive, causing key employees to leave. Further, we use stock options, restricted stock, and restricted stock units/awards to provide incentive to these individuals to stay with us and to build long-term stockholder value. If our stock price fluctuates below the exercise price of these options or reduces the value of restricted stock and restricted stock units/awards, a key employee’s incentive to stay is lessened. If we were to lose a sufficient number of our key employees, including research and development scientists, and were unable to replace them or satisfy our needs for research and development through outsourcing, these losses could seriously damage our business.

We have a significant amount of debt, which could adversely affect our financial condition.

In addition to the notes offered hereby, we have $375 million of subordinated convertible notes that are due in 2006, $350 million of senior convertible notes that are due in 2023, and $450 million of senior convertible notes due in 2024. In addition, the holders of our $350 million of senior convertible notes due in 2023 have the option to require us to redeem the notes for cash at par value in August of 2010, 2013 or 2018. The holders of our $450 million senior convertible notes have the option to require us to redeem the notes for cash at par value in February of 2012, 2017 or 2022. The holders of the notes offered hereby will have the option to require us to redeem the notes for cash at par value in June of 2011, 2015 or 2020. On April 27, 2005, we also entered into a $250 million line of credit with Bank of America, N.A. No amounts are currently outstanding under this line of credit. This line of credit is secured by certain of our marketable securities and is therefore senior to the notes offered hereby to the extent of the security interest. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on these notes, we will be in default under the terms of the loan agreements or indentures, which could, in turn, cause defaults under the remainder of these existing and any future debt obligations.

Even if we are able to meet our debt service obligations, the amount of debt we have could adversely affect us in a number of ways, including by:

•	limiting our ability to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements, or other purposes;

•	limiting our flexibility in planning for, or reacting to, changes in our business;

•	placing us at a competitive disadvantage relative to our competitors who have lower levels of debt;

•	making us more vulnerable to a downturn in our business or the economy generally;

•	subjecting us to the risk of being forced to refinance these amounts when due at higher interest rates; and

•	requiring us to use a substantial portion of our cash to pay principal and interest on our debt, instead of contributing those funds to other purposes such as working capital and capital expenditures.

We could lose the tax deduction on certain of our notes under certain circumstances.

We could lose some or all of the tax deduction for interest expense associated with our Convertible Senior Notes due 2023, the Convertible Senior Notes due in 2024 and the notes offered hereby if, under certain circumstances, the foregoing notes are not subject to the special Treasury Regulations governing contingent payment debt instruments or the exchange of these notes is deemed to be a taxable exchange. We also could lose the tax deduction for interest expense associated with the foregoing notes if we were to invest in non-taxable investments.

RISKS RELATED TO OUR INTERNATIONAL OPERATIONS

International unrest or foreign currency fluctuations could adversely affect our results.

Including subsidiaries and distributors, our products are currently marketed in approximately 70 countries throughout the world. Our international revenues, which include revenues from our non-U.S. subsidiaries and export sales from the U.S., represented 49% of our product revenues in 2004, 48% of our product revenues in 2003, and 44% of our product revenues in 2002. We expect that international revenues will continue to account for a significant percentage of our revenues for the foreseeable future. There are a number of risks arising from our international business, including those related to:

•	foreign currency exchange rate fluctuations, potentially reducing the U.S. Dollars we receive for sales denominated in foreign currency;

•	the possibility that unfriendly nations or groups could boycott our products;

•	general economic and political conditions in the markets in which we operate;

•	potential increased costs associated with overlapping tax structures;

•	potential trade restrictions and exchange controls;

•	more limited protection for intellectual property rights in some countries;

•	difficulties and costs associated with staffing and managing foreign operations;

•	unexpected changes in regulatory requirements;

•	the difficulties of compliance with a wide variety of foreign laws and regulations;

•	longer accounts receivable cycles in certain foreign countries, whether cultural, due to exchange rate fluctuation or other factors;

•	import and export licensing requirements; and

•	changes to our distribution networks.

A significant portion of our business is conducted in currencies other than the U.S. dollar, which is our reporting currency. Our recent acquisition of Dynal Biotech Holding AS substantially increases the portion of our business that is conducted in Norwegian kroner and the associated currency translation risk. While we attempt to hedge cash flows in these currencies, this program relies in part on forecasts of these cash flows and the expected range of fluctuations. As a result, we cannot assure you this program will adequately protect our operating results from the full effects of exchange rate fluctuations. As a result, fluctuations between the currencies in which we do business have caused and will continue to cause foreign currency transaction gains and losses. We cannot predict the effects of currency exchange rate fluctuations upon our future operating results because of the number of currencies involved, the variability of currency exposures, and the volatility of currency exchange rates.

RISKS RELATED TO ENVIRONMENTAL ISSUES

We are subject to risks related to handling of hazardous materials and other regulations governing environmental safety.

Our operations are subject to complex and stringent environmental, health, safety and other governmental laws and regulations that both public officials and private individuals may seek to enforce. Our activities that are subject to these regulations include, among other things, our use of hazardous and radioactive materials and the generation, transportation and storage of waste. While we believe we are in material compliance with these laws and regulations, we could discover that we or an acquired business is not in material compliance. Existing laws and regulations may also be revised or reinterpreted, or new laws and regulations may become applicable to us, whether retroactively or prospectively, that may have a negative effect on our business and results of operations. It is also impossible to completely eliminate the risk of accidental environmental contamination or injury to individuals. In such an event, we could be liable for any damages that result, which could adversely affect our business. Additionally, although unlikely, a catastrophic incident could partially or completely shut down our research and manufacturing facilities and operations.

Furthermore, in acquiring Dexter, we assumed certain of Dexter’s environmental liabilities, including clean-up of several hazardous waste sites listed on the National Priority List under federal Superfund law. Unexpected results related to the investigation and clean-up of these sites could cause our financial exposure in these matters to exceed stated reserves and insurance, requiring us to allocate additional funds and other resources to address our environmental liabilities, which could cause a material adverse effect on our business.

Potential product liability claims could affect our earnings and financial condition.

We face a potential risk of liability claims based on our products or services. We carry product liability insurance coverage, which is limited in scope and amount. We cannot assure you, however, that we will be able to maintain this insurance at a reasonable cost and on reasonable terms. We also cannot assure you that this insurance will be adequate to protect us against a product liability claim, should one arise.

Some of our services include the manufacture of biologic products to be tested in human clinical trials. We could be held liable for errors and omissions in connection with these services. In addition, we formulate, test and manufacture products intended for use by the public. These activities could expose us to risk of liability for personal injury or death to persons using such products, although we do not commercially market or sell the products to end users. We seek to reduce our potential liability through measures such as contractual indemnification provisions with clients (the scope of which may vary from client-to-client, and the performances of which are not secured), insurance maintained by clients and conducting certain of these businesses through subsidiaries. Notwithstanding, we could be materially and adversely affected if we were required to pay damages or incur defense costs in connection with a claim that is outside the scope of the indemnification agreements, if the indemnity, although applicable, is not performed in accordance with its terms or if our liability exceeds the amount of applicable insurance or indemnity. In addition, we could be held liable for errors and omissions in connection with the services we perform. We currently maintain product liability and errors and omissions insurance with respect to these risks. There can be no assurance that our insurance coverage will be adequate or that insurance coverage will continue to be available on terms acceptable to us.

RISKS RELATED TO THE NOTES

The notes will effectively be subordinated to the debt of our subsidiaries and are not secured by any of our assets.

The notes offered pursuant to this prospectus will be general unsecured obligations. In addition, the notes will be effectively junior to all our existing and future secured indebtedness to the extent of the value of the assets securing that indebtedness. As a result of such subordination, in the event of our bankruptcy, liquidation or reorganization or certain other events, our assets will be available to pay obligations on the notes only after all of our secured debt, to the extent of the value of the assets securing that debt, has been paid in full. Consequently, there may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. In addition, to the extent our assets cannot satisfy in full the secured indebtedness, the holders of the secured indebtedness would have a claim for any shortfall that would rank equally in right of payment with the notes. The indenture governing the notes does not prohibit or limit our or our subsidiaries’ incurrence of additional debt, including senior indebtedness or secured debt, and the incurrence of any such additional indebtedness could adversely affect our ability to pay our obligations on the notes. As of June 30, 2005, we had no secured indebtedness while our subsidiaries had approximately $50.5 million of outstanding indebtedness and trade payables (excluding intercompany liabilities and liabilities of the type not required to be reflected on a balance sheet in accordance with U.S. generally accepted accounting principles), all of which would have been structurally senior to the notes. On April 27, 2005, we entered into a line of credit with Bank of America, N.A. to borrow up to $250 million. We borrowed approximately $124 million under this line of credit to repurchase $125 million of our 2.25% Convertible Subordinated Notes due 2006. This $125 million has since been repaid and no amounts are currently outstanding under this line of credit. This line of credit is secured by certain of our marketable securities and is senior to the notes offered hereby to the extent of the security interest held by Bank of America, N.A.

We may be unable to repay or repurchase the notes at maturity, upon a conversion, repurchase event or exercise of your put option.

There is no sinking fund with respect to the notes and the entire outstanding principal amount of the notes will become due and payable at maturity. The notes are convertible into cash equal to the lesser of the principal amount and the conversion value and the net shares, if any. If we experience a fundamental change, as defined in the indenture, or if you exercise your put option, you may require us to repurchase all or a portion of your notes prior to maturity. See “Description of the Notes—Repurchase of notes at the option of holders.” We will be required to repurchase all or a portion of the notes then outstanding at the option of the holders on June 15, 2011, 2015 and 2020, in each case at a purchase price equal to one hundred percent of the outstanding principal amount plus accrued and unpaid interest, including any contingent interest. While we currently are able to generate positive cash flow from operations, we cannot guarantee we will have sufficient funds or be able to arrange for additional financing to pay the interest or principal on the notes as they come due or to repurchase notes tendered to us following a repurchase event or upon exercise of your put option.

Borrowing arrangements or agreements relating to other indebtedness to which we may become a party may contain restrictions on or prohibitions against our repurchase of the notes. If we cannot obtain the necessary waivers or refinance the applicable borrowings, we would be unable to repurchase the notes. Our failure to repurchase any tendered notes or convertible notes due upon maturity would constitute an event of default of the notes.

We have made only limited covenants in the indenture, which may not protect your investment if we experience significant adverse changes in our financial condition or results of operations.

The indenture governing the notes does not:

•	require us to maintain any financial ratios or specified levels of net worth, revenues, income, cash flow or liquidity, and therefore, does not protect holders of the notes in the event that we experience significant adverse changes in our financial condition or results of operations;

•	limit our ability or the ability of any of our subsidiaries to incur additional indebtedness that is senior to or equal in right of payment to the notes;

•	restrict our ability or that of our subsidiaries to issue securities that would be senior to the common stock of the subsidiary held by us; or

•	restrict our ability to pledge our assets or those of our subsidiaries.

Therefore, you should not consider the provisions of these governing instruments as a significant factor in evaluating whether we will be able to comply with our obligations under the notes.

Our operating results and the market price of our stock and convertible notes could be volatile.

Our operating results and stock price have in the past been, and will continue to be, subject to quarterly fluctuations as a result of a number of factors, including those listed in this section of this prospectus and those we have failed to foresee. Our stock price and the price of our convertible notes could also be affected by any inability to meet analysts’ expectations, general fluctuations in the stock market or the stocks of companies in our industry or those of our customers. Such volatility has had a significant effect on the market prices of many companies’ securities for reasons unrelated to their operating performance, and has in the past led to securities class action litigation. Securities litigation against us could result in substantial costs and a diversion of our management’s attention and resources, which could have an adverse effect on our business.

Securities we issue to fund our operations could dilute your ownership.

We may decide to raise additional funds through public or private debt or equity financing to fund our operations. If we raise funds by issuing equity securities, the percentage ownership of our current stockholders will be reduced and the new equity securities may have rights prior to those of the common stock issuable upon conversion of the debentures. We may not obtain sufficient financing on terms that are favorable to you or us. We may delay, limit or eliminate some or all of our proposed operations if adequate funds are not available.

An active trading market may not develop for the notes.

While the outstanding notes are expected to be eligible for trading in PORTAL, the Private Offering, Resale and Trading through Automated Linkages Market of the National Association of Securities Dealers, Inc., a screen-based automated market for trading securities for qualified institutional buyers, there is no public market for the notes. The initial purchasers of the notes previously informed us that they intended to make a market in the notes, but even if they have they may cease their market-making activities at any time.

We do not intend to apply for a listing of any of the notes on any securities exchange. We do not know if an active public market will develop for the notes or, if developed, will continue. If an active market is not developed or maintained, the market price and the liquidity of the notes may be adversely affected.

In addition, the liquidity and the market price of the notes may be adversely affected by changes in the overall market for convertible securities and by changes in our financial performance or prospects, or in the prospects of companies in our industry. As a result, you cannot be sure that an active trading market will develop or continue for these notes.

Upon conversion of the notes, you may receive less proceeds than expected because the value of our common stock may decline between the day that you exercise your conversion right and the day the conversion value of your notes is determined.

The conversion value that you will receive upon conversion of your notes is determined by the average of the closing sale prices of our common stock for 10 consecutive trading days. If we have issued a notice of redemption, this 10-trading day period will begin on the third trading day following the redemption date. Accordingly, if you exercise your conversion right soon after our issuance of a notice of redemption, the 10 consecutive trading days may not begin for several weeks thereafter. If you exercise your conversion right prior to our having issued a notice of redemption, the 10-trading day period will begin on the second trading day immediately following the day you deliver your conversion notice to the conversion agent. If the price of our common stock decreases after we receive your notice of conversion and prior to the end of the applicable 10-trading day period, the conversion value you receive will be adversely affected.

The increase in the conversion rate applicable to the notes that holders convert in connection with certain fundamental changes may not adequately compensate you for the lost option time value of your notes as a result of that fundamental change.

If certain fundamental changes occur before June 15, 2011, we will under certain circumstances increase the conversion rate applicable to certain holders. This increased conversion rate will apply to holders that surrender their notes for conversion at any time on or before the 30th day after the date we announce the fundamental change has occurred. The amount of the increase in the conversion rate depends on the date when the fundamental change becomes effective and the applicable price described in this prospectus. See “Description of the notes—Conversion rights—Adjustments to the conversion rate upon the occurrence of certain fundamental changes.”

Although the increase in the conversion rate is designed to compensate you for the lost option time value of your notes as a result of the fundamental change, the increase in the conversion rate is only an approximation of the lost value and may not adequately compensate you for the loss. In addition, you will not be entitled to an increased conversion rate if:

•	the fundamental change occurs on or after June 15, 2011;

•	the applicable price is greater than $240.00 or less than $77.06 per share of our common stock (in each case, subject to adjustment); or

•	we elect, in the case of a “public acquirer fundamental change,” to change the conversion right in lieu of increasing the conversion rate.

Furthermore, depending on the date you surrender your notes for conversion, you may not receive the additional shares payable as a result of the increase in the conversion rate until the fifth business day after the effective date of the fundamental change.

Because your right to require purchase by us of the notes upon a fundamental change is limited, the market price of the notes may decline if we enter into a transaction that is not a fundamental change under the indenture.

The term “fundamental change” is limited and may not include every event that might cause the market price of the notes to decline. In addition, even if a fundamental change were to occur, you will not be able to require us to purchase notes to the extent that we elect to change our conversion obligation to provide for conversion of the notes into cash and shares of an acquiring company as described in this prospectus. As a result, our obligation to purchase the notes upon a fundamental change may not preserve the value of the notes in the event of a highly leveraged transaction, reorganization, merger or similar transaction.

We expect that the trading value of the notes will be significantly affected by the price of our common stock and other factors.

The market price of the notes is expected to be significantly affected by the market price of our common stock. This may result in greater volatility in the trading value of the notes than would be expected for nonconvertible debt securities. In addition, the notes have a number of features, including conditions to conversion, which, if not met, could result in a holder receiving less than the value of our common stock into which a note would otherwise be convertible. These features could adversely affect the value and the trading prices of the notes.

The price of our common stock, and therefore of the notes, may fluctuate significantly, and this may make it difficult for you to resell the notes or shares of our common stock issuable upon conversion of the notes when you want or at prices you find attractive.

In addition, because the notes may be convertible into our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the notes.

Before conversion, holders of the notes will not be entitled to any stockholder rights, but will be subject to all changes affecting our common stock.

If you hold notes, you will not be entitled to any rights with respect to shares of our common stock, including rights to receive dividends or distributions. However, the shares of our common stock you receive upon conversion of your notes will be subject to all changes affecting our common stock. Except for limited cases under the adjustments to the conversion price, you will be entitled only to rights that we may grant with respect to shares of our common stock if and when we deliver shares to you upon your election to convert your notes into shares.

You may have to pay taxes with respect to distributions on our common stock that you do not receive.

The rate at which the notes are convertible into cash and, if applicable, shares of common stock is subject to adjustment under certain circumstances such as stock splits and combinations, stock dividends, certain cash dividends and certain other actions by us that modify our capital structure. See “Description of the notes—Conversion rights—Conversion rate adjustments.” If the conversion rate is adjusted as a result of a distribution that is taxable to our common stockholders, such as a cash dividend, holders of the notes would be required to include an amount in income for United States federal income tax purposes, notwithstanding the fact that they do not receive such distribution. Non-United States holders (as defined in “Certain United States federal income tax considerations”) of the notes may be subject to United States federal withholding tax on such deemed distributions, which we may set off against cash payments of interest payable on the notes to such non-United States holders. See “Certain United States federal income tax considerations.”

You should consider the United States federal income tax consequences of owning the notes.

We will be taking the position that the notes are contingent payment debt instruments for United States federal income tax purposes, and will be subject to United States federal income tax regulations applicable to contingent payment debt instruments. Consequently, under the position we intend to take, the notes will be treated as issued with original issue discount for United States federal income tax purposes, and you will be required to include such tax original issue discount in your income, as ordinary interest income, as it accrues. The amount of tax original issue discount required to be included by you in income for each year generally will be in excess of the payments and accruals on the notes for non-tax purposes (i.e., in excess of the stated semi-annual regular interest payments and accruals and any contingent interest payments) in that year. You will recognize gain or loss on the sale, purchase by us at your option, exchange, conversion or redemption of a note in an amount equal to the difference between the amount realized, including the fair market value of any of our common stock received, and your adjusted tax basis in the note. Any such gain recognized generally will be treated as ordinary interest income; any such loss will be ordinary to the extent of the interest previously included in income and, thereafter, capital loss. See “Certain United States federal income tax considerations.”

FORWARD-LOOKING STATEMENTS

Any statements in this prospectus about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy,” “outlook” and similar expressions. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from the results expressed in the statements. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus. The following cautionary statements identify important factors that could cause our actual results to differ materially from those projected in the forward-looking statements made in this prospectus. Among the key factors that have a direct impact on our results of operations are:

•	the risks and other factors described under the caption “Risk Factors” in this prospectus;

•	general economic and business conditions;

•	industry trends;

•	our assumptions about customer acceptance, overall market penetration and competition from providers of alternative products and services;

•	our actual funding requirements; and

•	availability, terms and deployment of capital.

Because the risk factors referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

Invitrogen will not receive any proceeds from the sale by the selling security holders of the notes or the shares of common stock immediately on conversion of the notes.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock and do not anticipate paying such cash dividends in the foreseeable future. We currently anticipate that we will retain all of our future earnings for use in the development and expansion of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon our results of operations, financial condition and other factors as the Board of Directors, in its discretion, deems relevant.

PRICE RANGE OF COMMON STOCK

Our common stock is listed on The Nasdaq Stock Market under the symbol “IVGN.” The following table sets forth the high and low trading prices by quarter as reported by The Nasdaq Stock Market.

	High	Low
Year ended December 31, 2005
First quarter	$74.83	$64.22
Second quarter	$81.20	$67.00
Third quarter (through September 16, 2005)	$88.50	$74.74
Year ended December 31, 2004
First quarter	$82.00	$65.30
Second quarter	77.00	62.70
Third quarter	71.80	46.19
Fourth quarter	68.23	52.19
Year ended December 31, 2003
First quarter	$32.95	$32.95
Second quarter	42.15	28.04
Third quarter	63.05	36.61
Fourth quarter	70.94	55.33

On September 16, 2005, the last reported sale price for our common stock on The Nasdaq National Market was $75.11 per share. On September 12, 2005 we had approximately 1,263 stockholders of record.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges for our company and our subsidiaries for each of the periods indicated. We calculated the ratio of earnings to fixed charges by dividing earnings by total fixed charges. Earnings are defined as income (loss) before provision for income taxes and minority interest plus Fixed Charges less minority interest in pre-tax income of subsidiaries that have not incurred Fixed Charges. Fixed Charges are defined as the sum of interest expensed plus amortized capitalized expenses related to indebtedness plus an estimate of the interest within rental expense.

	Six Months Ended June 30, 2005	Years Ended December 31,
		2004	2003	2002	2001	2000
Ratio of earnings to fixed charges (1)	6.5	3.9	3.8	3.7	—	—

(1)	For the years ended December 31, 2001 and 2000, earnings were insufficient to cover fixed charges by $138.0 million and $54.6 million, respectively. Earnings are defined as income (loss) before provision for income taxes and minority interest plus Fixed Charges less minority interest in pre-tax income of subsidiaries that have not incurred Fixed Charges. Fixed Charges are defined as the sum of interest expensed plus amortized capitalized expenses related to indebtedness plus an estimate of the interest within rental expense.

DESCRIPTION OF THE NOTES

We issued the notes under an indenture dated June 20, 2005 between us and U.S. Bank National Association as trustee. Initially, the trustee will also act as paying agent, conversion agent, transfer agent and bid solicitation agent for the notes. The following summarizes some, but not all, provisions of the notes and the indenture. We urge you to read the indenture because the indenture, and not this description, defines your rights as a holder of the notes. The form of indenture and the form of certificate evidencing the notes are being filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.

In this section of the prospectus entitled “Description of the Notes,” when we refer to “Invitrogen,” “we,” “our,” or “us,” we are referring to Invitrogen Corporation, a Delaware corporation, and not any of its subsidiaries.

GENERAL

The notes offered hereby:

•	are limited to $350,000,000 in aggregate principal amount;

•	bear interest at a per annum rate of 3.25%, payable semi-annually on each June 15 and December 15, beginning December 15, 2005;

•	accrue contingent interest, which may be payable as set forth below under “—Contingent interest;”

•	bear additional interest, which we refer to as “special interest,” if we fail to comply with certain obligations set forth below under “—Registration rights;”

•	are issued only in denominations of $1,000 principal amount and integral multiples thereof;

•	are senior unsecured obligations of Invitrogen and rank equally in right of payment with our existing and future unsecured and unsubordinated indebtedness, senior to our existing and future subordinated indebtedness; as indebtedness of Invitrogen, the notes are effectively subordinated to all indebtedness and other liabilities of our subsidiaries;

•	are convertible into cash and shares of our common stock, if any, at an initial conversion rate of 10.1780 shares per $1,000 principal amount of the notes (which represents a conversion price of approximately $98.25 per share) under the conditions and subject to such adjustments as are described under “—Conversion rights;”

•	are redeemable by us for cash, at our option in whole or in part, beginning on June 15, 2011 at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus any accrued and unpaid interest, including contingent interest, to, but not including, the redemption date as described under “—Optional redemption by us;”

•	are subject to repurchase by us at the option of the holders on June 15, 2011, June 15, 2015 and June 15, 2020, or upon a fundamental change (as defined below) of Invitrogen as described under “—Repurchase of notes at the option of holders—Repurchase of notes at the option of holders upon a fundamental change;” and

•	are due on June 15, 2025, unless earlier converted, redeemed by us at our option or repurchased by us at the option of the holders.

Notwithstanding anything to the contrary herein, any conversion of the notes will be settled as set forth in “—Conversion rights—Payment upon conversion”

The indenture does not contain any financial covenants and does not restrict us or our subsidiaries from paying dividends, incurring additional indebtedness or issuing or repurchasing our other securities. The indenture also does not protect the holders in the event of a highly leveraged transaction or a change of control of Invitrogen, except to the limited extent described under “—Repurchase of notes at the option of holders—Repurchase of notes at the option of holders upon a fundamental change” below.

The notes are our senior unsecured obligations and rank equally in right of payment with all our existing and future unsecured and unsubordinated indebtedness, senior to our existing and future subordinated indebtedness. As of June 30, 2005, we had no secured indebtedness. On April 27, 2005, we entered into a $250 million line of credit with Bank of America. No amounts are currently outstanding under this line of credit. This line of credit is secured by certain of our marketable securities and is therefore senior to the notes offered hereby to the extent of the security interest. The notes offered hereby will not be guaranteed by any of our subsidiaries and, accordingly, the notes are effectively subordinated to the indebtedness and other liabilities of our subsidiaries, including trade creditors. As of June 30, 2005, our subsidiaries had approximately $50.5 million of outstanding indebtedness and trade payables (excluding intercompany liabilities and liabilities of the type not required to be reflected on a balance sheet in accordance with U.S. generally accepted accounting principles) effectively ranking senior to the notes.

No sinking fund is provided for the notes, and the notes are not subject to defeasance. The notes are issued only in registered form, without coupons, in denominations of $1,000 principal amount and integral multiples thereof.

Holders may present definitive notes for conversion, registration of transfer and exchange at our office or agency in New York City, which shall initially be the office of U.S. Bank Trust National Association, an affiliate of the trustee. For information regarding registration of transfer and exchange of global notes, see “—Book-entry delivery and settlement.” No service charge is required for any registration of transfer or exchange of notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with such registration of transfer or exchange.

INTEREST

The notes bear interest at a rate of 3.25% per annum from June 20, 2005. We also will pay contingent interest on the notes in the circumstances described under “—Contingent interest.” We will pay interest semi-annually on June 15 and December 15 of each year beginning December 15, 2005, to the holders of record at the close of business on the preceding June 1 and December 1, respectively. There are two exceptions to the preceding sentence:

•	In general, we will not pay accrued interest on any notes that are converted. See “—Conversion rights.” If a holder of notes converts after a record date for an interest payment but prior to the corresponding interest payment date, the holder on the record date will receive on that interest payment date accrued interest on those notes, notwithstanding the conversion of those notes prior to that interest payment date, because that holder will have been the holder of record on the corresponding record date. However, at the time that the holder surrenders notes for conversion, the holder must pay to us an amount equal to the interest that has accrued and that will be paid on the related interest payment date. The preceding sentence does not apply, however, if (1) we have specified a redemption date that is after a record date for an interest payment date but prior to and including the corresponding interest payment date or (2) any overdue interest exists at the time of conversion with respect to the notes converted, but only to the extent of the amount of such overdue interest. Accordingly, under those circumstances, a holder of notes who chooses to convert those notes on a date that is after a record date but prior to the corresponding interest payment date, will not be required to pay us, at the time that holder surrenders those notes for conversion, the amount of interest it will receive on the interest payment date (but, with respect to the preceding clause (2), the holder will be required to pay interest that is not overdue).

•	We will pay interest to a person other than the holder of record on the record date if we elect to redeem the notes on a date that is after a record date but on or prior to the corresponding interest payment date. In this instance, we will pay accrued interest on the notes being redeemed to, but not including, the redemption date to the same person to whom we will pay the principal of those notes.

Except as provided below, we will pay interest on:

•	the global note to DTC in immediately available funds;

•	any definitive notes having an aggregate principal amount of $5,000,000 or less by check mailed to the holders of those notes; and

•	any definitive notes having an aggregate principal amount of more than $5,000,000 by wire transfer in immediately available funds if requested by the holders of those notes.

At maturity, interest on the definitive notes will be payable at the office of the trustee as set forth above. We will make payments of interest at maturity on global notes to DTC, in immediately available funds.

Interest generally will be computed on the basis of a 360-day year comprised of twelve 30-day months.

CONVERSION RIGHTS

General

Holders may convert any outstanding notes into cash and shares of our common stock, if any, subject to the conditions described below, at an initial conversion rate of 10.1780 shares per $1,000 principal amount (which represents a conversion price of approximately $98.25 per share). See “—Payment upon conversion.” The conversion rate is subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of the notes. Instead, we will pay the cash value of such fractional shares based upon the sale price of our common stock on the business day immediately preceding the conversion date. Holders may convert notes only in denominations of $1,000 principal amount and integral multiples thereof.

Holders may surrender notes for conversion into cash and shares of our common stock, if any, prior to the stated maturity in the following circumstances:

•	during any fiscal quarter after the fiscal quarter ending September 30, 2005, if the closing sale price of our common stock for 20 or more consecutive trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter exceeds 125% of the conversion price on that 30th trading day;

•	during any five consecutive trading day period immediately following any five consecutive trading day period (the “Note Measurement Period”) in which the average market price for the notes during that Note Measurement Period was less than 97% of the average single day conversion value for the notes during the Note Measurement Period;

•	upon the occurrence of specified corporate transactions; or

•	if we have called the notes for redemption.

The “sale price” of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if there is more than one bid or ask price, the average of the average bid and the average ask prices) as reported in composite transactions for the principal U.S.

securities exchange on which the common stock is traded or, if the common stock is not listed on a U.S. national or regional securities exchange, as reported by the National Association of Securities Dealers Automated Quotation system or by the National Quotation Bureau Incorporated. In the absence of such a quotation, our Board of Directors will make a good faith determination of the sale price, which shall be conclusive. If a holder exercises its right to require us to repurchase its notes as described under “—Repurchase of notes at the option of holders,” such holder may convert its notes into shares of our common stock only if it withdraws its applicable repurchase notice and converts its notes prior to the close of business on the business day immediately preceding the repurchase date.

The “market price” of a note on any date of determination means the average of the secondary market bid quotations per $1,000 principal amount of notes obtained by the bid solicitation agent for $1,000,000 principal amount of notes at approximately 4:00 p.m., New York City time, on such determination date from three securities dealers unaffiliated with us that we select, provided that, if at least three such bids cannot be reasonably obtained by the bid solicitation agent, but two bids are obtained, then the average of the two bids will be used, and if only one such bid can be reasonably obtained by the bid solicitation agent, this one bid will be used. If:

•	the bid solicitation agent, through the exercise of reasonable efforts, is unable to obtain at least one bid from a securities dealer; or

•	in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes,

then the market price of the notes will equal (1) the then applicable conversion rate of the notes multiplied by (2) the average sale price of our common stock for the five trading days ending on such determination date. The bid solicitation agent shall not be required to determine the market price of the notes unless requested in writing by us.

The “single day conversion value” is equal to the product of the sale price for our common stock on a given day multiplied by the current conversion rate.

The bid solicitation agent will initially be U.S. Bank National Association. We may change the bid solicitation agent, but the bid solicitation agent will not be our affiliate. The bid solicitation agent will solicit bids from securities dealers that are believed by us to be willing to bid for the notes.

Conversion upon satisfaction of common stock market price conditions

A holder may surrender any of its notes for conversion into cash and shares of our common stock, if any, during any fiscal quarter after the fiscal quarter ending September 30, 2005, if the closing sale price of our common stock for 20 or more consecutive trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter exceeds 125% of the conversion price on that 30th trading day.

Conversion upon satisfaction of note market price conditions

A holder may surrender any of its notes for conversion into cash and shares of our common stock, if any, during any five consecutive trading day period immediately following any five consecutive trading day period (the “Note Measurement Period”) in which the average market price for the notes during that Note Measurement Period was less than 97% of the average single day conversion value for the notes during the Note Measurement Period.

Conversion upon the occurrence of certain corporate transactions

If:

•	we are a party to a consolidation, merger or binding share exchange pursuant to which all of our common stock would be converted into cash, securities or other property; or

•	a “fundamental change,” as described under “—Repurchase of notes at the option of holders upon a fundamental change,” occurs,

then a holder may surrender notes for conversion at any time on or before the 30th day after the date we announce such consolidation, merger, binding share exchange or fundamental change has occurred.

In some circumstances, we will increase the conversion rate applicable to the notes if a holder converts the notes in connection with certain fundamental changes that occur before June 15, 2011 described under “—Adjustment to the conversion rate upon the occurrence of certain fundamental changes.”

In addition, if we take any action, or become aware of an event, that would require an adjustment to the conversion rate as described in clauses (2) or (4) under “—Conversion rate adjustments” below, provided that, in regard to clause (4), such dividend or distribution has a per share value exceeding 15% of the price per share of our common stock on the trading day immediately preceding the date that such dividend or distribution was first publicly announced, we must mail to holders written notice of the action or event at least 20 days before the record date for the dividend or distribution. If we take any action, or become aware of an event, that would require an adjustment to the conversion rate as described in clauses (5) or (6) under “—Conversion rate adjustments,” below, provided that such distribution has a per share value exceeding 15% of the price per share of our common stock price on the trading day immediately preceding the date that such distribution was first publicly announced, we will mail a similar written notice to holders as soon as practicable following the date on which we publicly announce our intention to make the distribution. Holders may surrender their notes for conversion beginning on the date we mail the notice (or, if earlier, the date the indenture requires us to mail the notice) until the earlier of:

•	the close of business on the business day immediately preceding the ex date of the transaction; and

•	the date we announce that the transaction will not take place.

Conversion upon notice of redemption

A holder may surrender for conversion any notes we call for redemption at any time prior to the close of business on the business day prior to the redemption date, even if the notes are not otherwise convertible at that time. If a holder already has delivered a repurchase notice with respect to a note, however, the holder may not surrender that note for conversion until the holder has withdrawn the notice in accordance with the indenture.

CONVERSION PROCEDURES

By delivering to the holder the cash payment and the number of shares, if any, issuable upon conversion, together with a cash payment in lieu of any fractional shares, we will satisfy our obligation with respect to the notes. That is, accrued interest will be deemed to be paid in full rather than canceled, extinguished or forfeited. We will not adjust the conversion rate to account for any accrued interest or any contingent interest.

If the holder converts after a record date for an interest payment but prior to the corresponding interest payment date, such holder will receive on the interest payment date interest accrued on those notes, notwithstanding the conversion of notes prior to the interest payment date, assuming the holder was the holder of record on the corresponding record date. However, each holder agrees, by accepting a note, that if the holder surrenders any notes for conversion during such period, such holder must pay us at the time such holder surrenders its note for conversion an amount equal to the interest that has accrued and that will be paid on the notes being converted on the interest payment date. The preceding sentence does not apply, however, if (1) we have specified a redemption date that is after a record date for an interest payment date but prior to and including the corresponding interest payment date or (2) any overdue interest exists at the time of conversion with respect to the notes converted but only to the extent of the amount of such overdue interest. Accordingly, under those circumstances, a holder of notes who chooses to convert those notes on a date that is after a record date but prior to the corresponding interest payment date, will not be required to pay us, at the time that holder surrenders those notes for conversion, the amount of interest it will receive on the interest payment date (but, with respect to preceding clause (2), the holder will be required to pay interest that is not overdue).

Holders of notes are not required to pay any taxes or duties relating to the issuance or delivery of our common stock, if any, upon exercise of conversion rights, but they are required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than the name of the holder of the note. Certificates representing shares of our common stock, if any, will be issued or delivered only after all applicable taxes and duties, if any, payable by the holder have been paid. We and each holder of a note also agree that delivery to the holder of the cash payment and the shares of common stock, if any, into which the note is convertible, will be treated as a payment (in an amount equal to the sum of the then fair market value of such shares and such cash payment if any) on the note for purposes of the regulations governing contingent payment debt instruments. See “Certain United States federal income tax considerations.”

To convert interests in a global note, the holder must deliver to DTC the appropriate instruction form for conversion pursuant to DTC’s conversion program. To convert a definitive note, the holder must:

•	complete and manually sign the conversion notice on the back of the note (or a facsimile thereof);

•	deliver the completed conversion notice and the note to be converted to the specified office of the conversion agent;

•	pay all funds required, if any, relating to interest, including contingent interest, on the note to be converted to which the holder is not entitled, as described in the second preceding paragraph and below in “—Contingent interest;” and

•	pay all taxes or duties, if any, as described in the preceding paragraph.

The conversion date will be the date on which all of the foregoing requirements have been satisfied. The notes will be deemed to have been converted immediately prior to the close of business on the conversion date. Delivery of shares will be accomplished by delivery to the conversion agent of certificates for the relevant number of shares, other than in the case of holders of notes in book-entry form with DTC, which shares shall be delivered in accordance with DTC customary practices. A holder will not be entitled to any rights as a holder of our common stock, including, among other things, the right to vote and receive dividends and notices of stockholder meetings, until the conversion is effective.

If a holder exercises its right to require us to repurchase its notes as described under “—Repurchase of notes at the option of holders,” such holder may convert its notes as provided above only if it withdraws its applicable repurchase notice and converts its notes prior to the close of business on the business day immediately preceding the applicable repurchase date.

If we:

•	reclassify our common stock into other another class of stock (other than changes resulting from a subdivision or a combination), or

•	consolidate or combine with or merge into any person or sell or convey to another person all or substantially all of our property and assets,

and the holders of all of our common stock receive cash, securities or other property (including cash or any combination thereof) with respect to or in exchange for all of their common stock, then at the effective time of the transaction, the right to convert a note into cash and shares of our common stock, if any, will be changed into a right to convert a note into the applicable conversion cash payment (calculated as described below) and the kind and amount of cash, securities or other property which the holder would have received in such transaction (“exchange property”) if the holder had converted the note and received solely shares of our common stock, at the conversion rate then applicable, upon such conversion, immediately before the transaction (assuming that the holder would not have exercised any rights of election that the holder would have had as a holder of common stock to select a particular type of consideration). However, at the effective time of the transaction, the principal return payable upon conversion of the notes will continue to be payable in cash and the conversion value will be calculated based on the fair value of the exchange property. A change in the conversion right such as this could substantially lessen or eliminate the value of the conversion right. For example, if a third party acquires us in a cash merger, each note would be convertible solely into cash and would no longer be potentially convertible into securities the value of which could increase depending on our future financial performance, prospects and other factors. If the transaction constitutes a “fundamental change,” as defined below, a holder can require us to purchase all or a portion of its notes as described under “—Repurchase of notes at the option of holders—Repurchase of notes at the option of holders upon a fundamental change” instead of converting such notes pursuant to this provision. In addition, if the fundamental change constitutes a “public acquirer fundamental change,” then we may in certain circumstances elect to change the conversion right in the manner described under “—Adjustment to the conversion rate upon the occurrence of certain fundamental changes—Fundamental changes involving an acquisition of us by a public acquirer” in lieu of changing the conversion right in the manner described above in this paragraph.

Payment upon conversion

Holders that tender their notes for conversion will receive cash and, if applicable, shares of our common stock. The aggregate value (the “conversion value”) of the cash and, if applicable, shares of common stock per $1,000 principal amount of notes converted will be equal to the product of:

•	the conversion rate in effect at the time the notes are tendered for conversion; and

•	the average of the daily volume-weighted average price per share of our common stock for each of the 10 consecutive trading days beginning on the second trading day immediately following the day the notes are tendered for conversion (the “10-day weighted average price”).

Our Board of Directors will make appropriate adjustments, in its good faith determination, to account for any adjustment to the conversion rate that becomes effective, or any event requiring an adjustment to the conversion rate where the ex date of the event occurs, at any time from, and including, the date the notes are tendered for conversion to, and including, the date that we deliver the consideration payable upon conversion.

The “volume-weighted average price” per share of our common stock on a trading day is the volume-weighted average price per share of our common stock on the Nasdaq National Market or, if our common stock is not listed on the Nasdaq National Market, on the principal exchange or over-the-counter market on which our common stock is then listed or traded in all cases, from 9:30 a.m. to 4:30 p.m., New York city time, on that trading day, as displayed by Bloomberg or such other comparable service that has replaced Bloomberg. If such volume weighted average price is not available, then our Board of Directors will in good faith determine the amount to be used as the volume-weighted average price.

Except as described below under “—Conversion rate adjustments,” we will deliver the conversion value of the notes surrendered for conversion to converting holders as follows:

•	a cash amount (the “principal return”) equal to the lesser of:

•	the aggregate conversion value of the notes to be converted; and

•	the aggregate principal amount of the notes to be converted;

•	if the aggregate conversion value of the notes to be converted is greater than the principal return, an amount in whole shares (or exchange property) (the “net shares”), determined as set forth below, equal to the aggregate conversion value less the principal return (the “net share amount”); and

•	a cash amount, based on the 10-day weighted average price per share of our common stock, in lieu of any fractional shares of common stock.

The number of net shares we will deliver upon conversion is equal to the net share amount divided by the 10-day weighted average price per share of our common stock. We will determine the conversion value, principal return, net share amount and number of net shares at the end of the 10 consecutive trading day period beginning on the second trading day immediately following the day the notes are tendered for conversion. We may not have the financial resources, and we may not be able to arrange for financing, to pay the principal return for all notes holders have tendered for conversion. See “Risk factors—Risks related to the notes—We may be unable to repay or repurchase the notes at maturity, upon a conversion, repurchase event or exercise of your put option.” Our failure to pay the principal return on the notes when converted would result in an event of default with respect to the notes.

CONVERSION RATE ADJUSTMENTS

We will adjust the conversion rate if any of the following events occur:

(1) we issue common stock as a dividend or distribution on our common stock to all holders of our common stock;

(2) we issue to all holders of our common stock rights or warrants to purchase our common stock or securities convertible into or exchangeable or exercisable for our common stock, which rights or warrants are exercisable for not more than 60 days, at less than the sale price of our common stock on the trading day immediately preceding the time of announcement of such issuance (other than pursuant to a stockholders rights plan);

(3) we subdivide or combine our common stock;

(4) we distribute to all holders of our common stock shares of our capital stock, evidences of our indebtedness or non-cash assets, including securities, but excluding:

•	rights or warrants listed in (2) above;

•	dividends or distributions listed in (1) above; and

•	any dividends or distributions paid exclusively in cash;

(5) we make distributions consisting exclusively of cash to all or substantially all holders of our common stock;

(6) we or one of our subsidiaries make a distribution of cash or other consideration to all or substantially all holders of our common stock in respect of a tender offer or exchange offer for our common stock, where such cash and the value of any such other consideration per share of our common stock exceeds the closing sale price per share of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

(7) someone other than us or one of our subsidiaries makes a payment of cash or other consideration in respect of a tender offer or exchange offer in which:

•	as of the closing date of the offer, our Board of Directors is not recommending rejection of the offer;

•	the tender offer or exchange offer is for an amount that increases the offeror’s ownership of our common stock to more than 10% of the total shares of our common stock outstanding; and

•	such cash and the value of any such other consideration per share of our common stock exceeds the closing sale price per share of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

If we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, then the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sales prices of those securities (where such closing prices are available) for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the principal national or regional exchange, the Nasdaq National Market or other market on which the securities are then listed or quoted.

If an adjustment to the conversion rate is required pursuant to paragraph (5) above, then the conversion rate shall be increased so that it equals the rate determined by multiplying the conversion rate in effect on the record date with respect to the cash distribution by a fraction, (1) the numerator of which shall be the average closing sale price per share of our common stock for the 10 consecutive trading days ending on the earlier of the day of determination and the day immediately preceding the ex date with respect to the distribution requiring such computation, and (2) the denominator of which shall be the same price per share on the record date less the amount of the distribution.

To the extent that we have a rights plan in effect upon conversion of the notes into common stock, the holder will receive, in addition to the common stock, the rights under the rights plan whether or not the rights have separated from the common stock at the time of conversion, subject to limited exceptions, and no adjustments to the conversion rate will be made, except in limited circumstances.

We will not make any adjustment to the conversion rate if holders of notes may participate in the transactions described above without conversion, or in certain other cases.

To the extent permitted by law, we may, from time to time, increase the conversion rate for a period of at least 20 days if our Board of Directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. We would give holders at least 15 days notice of any increase in the conversion rate. In addition, we may increase the conversion rate if our Board of Directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock distribution.

We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate. Except as described above in this section, we will not adjust the conversion rate.

Adjustment to the conversion rate upon the occurrence of certain fundamental changes

If:

•	a transaction described in the second or fourth bullet points of the definition of change of control as described below under “—Repurchase of notes at the option of holders upon a fundamental change” (including transactions described in such bullet points even if such transactions would not otherwise result in a change of control due to the effect of the 105% trading price exception) occurs prior to June 15, 2011; and

•	more than 10% of the consideration (excluding cash payments for fractional shares or pursuant to statutory or dissenters’ appraisal rights) for our common stock in the transaction consists of any combination of cash or securities (or other property) that are not traded on a U.S. national securities exchange or quoted on the Nasdaq National Market (and are not scheduled to be so traded or quoted immediately after the fundamental change), then we will increase, as described under “—The increase in the conversion rate” below, the conversion rate applicable to notes that are surrendered for conversion at any time on or before the 30th day after the date we announce the fundamental change has occurred. We refer to such a fundamental change as a “make-whole fundamental change.” However, if the make-whole fundamental change is a “public acquirer fundamental change,” as described below, then, in lieu of increasing the conversion rate as described under “—The increase in the conversion rate,” we may elect to change the conversion right in the manner described under “—Fundamental changes involving an acquisition of us by a public acquirer.”

We will mail to holders at their addresses appearing in the security register, and publish on our web site, and we will publicly announce through a reputable national newswire service, notice of the occurrence of a make-whole fundamental change. We must make this mailing, publication and announcement within 20 business days after the make-whole fundamental change has occurred. We must also state, in the notice, publication and announcement, whether we have made the election referred to above to change the conversion right in lieu of increasing the conversion rate.

The increase in the conversion rate

In connection with the make-whole fundamental change, we will increase the conversion rate by reference to the table below, based on the date when the make-whole fundamental change becomes effective, which we refer to as the “effective date,” and the price applicable to such make-whole fundamental change, which we refer to as the “applicable price.” If the consideration (excluding cash payments for fractional shares or pursuant to statutory appraisal rights) for our common stock in the make-whole fundamental change consists solely of cash, then the “applicable price” will be the cash amount paid per share of our common stock in the make-whole fundamental change. Otherwise, the “applicable price” will be the average of the “closing sale prices” (as defined in the indenture) per share of our common stock for the five consecutive trading days immediately preceding the effective date. Our Board of Directors will make appropriate adjustments, in its good faith determination, to account for any adjustment to the conversion rate that becomes effective, or any event requiring an adjustment to the conversion rate where the ex date of the event occurs, at any time during those five consecutive trading days.

The following table sets forth the number of additional shares per $1,000 principal amount of notes that will be added to the conversion rate applicable to notes surrendered for conversion during the period specified above in relation to a make-whole fundamental change. If an event occurs that requires an adjustment to the conversion rate (other than an adjustment pursuant to the provisions relating to increases in the conversion rate in connection with a make-whole fundamental change), we will, on the date we must adjust the conversion rate, adjust each applicable price set forth in the first column of the table below by multiplying the applicable price in effect immediately before the adjustment by a fraction:

•	the numerator is the conversion rate in effect immediately before the adjustment; and

•	the denominator is the adjusted conversion rate.

In addition, we will adjust the number of additional shares in the table below in the same manner in which, and for the same events for which, we must adjust the conversion rate as described under “—Conversion rate adjustments.”

	Effective Date
Applicable Price	June 20, 2005	June 15, 2006	June 15, 2007	June 15, 2008	June 15, 2009	June 15, 2010	June 15, 2011
$ 77.06	3.10	3.16	3.02	2.89	2.79	2.76	0.00
$ 80.00	2.87	2.91	2.75	2.60	2.46	2.36	0.00
$ 90.00	2.26	2.25	2.06	1.86	1.63	1.36	0.00
$100.00	1.83	1.80	1.60	1.38	1.12	0.79	0.00
$110.00	1.52	1.49	1.29	1.07	0.81	0.48	0.00
$120.00	1.30	1.27	1.08	0.87	0.63	0.33	0.00
$130.00	1.13	1.10	0.93	0.73	0.51	0.26	0.00
$140.00	1.00	0.97	0.81	0.64	0.44	0.22	0.00
$150.00	0.90	0.87	0.73	0.56	0.39	0.20	0.00
$160.00	0.81	0.79	0.66	0.51	0.35	0.19	0.00
$170.00	0.74	0.73	0.60	0.47	0.32	0.17	0.00
$180.00	0.69	0.67	0.56	0.43	0.30	0.16	0.00
$190.00	0.63	0.62	0.52	0.40	0.28	0.15	0.00
$200.00	0.59	0.58	0.48	0.38	0.26	0.14	0.00
$210.00	0.55	0.54	0.45	0.35	0.25	0.14	0.00
$220.00	0.52	0.51	0.43	0.33	0.24	0.13	0.00
$230.00	0.48	0.48	0.40	0.32	0.22	0.12	0.00
$240.00	0.46	0.45	0.38	0.30	0.21	0.12	0.00

The numbers of additional shares set forth in the table above are based on the official closing price of our common stock on June 14, 2005 and certain pricing assumptions.

The exact applicable price and effective date may not be as set forth in the table above, in which case:

•	if the actual applicable price is between two applicable prices listed in the table above, or the actual effective date is between two dates listed in the table above, we will determine the number of additional shares by linear interpolation between the numbers of additional shares set forth for the two applicable prices or for the two dates, as applicable, based on a 365-day year;

•	if the actual applicable price is greater than $240.00 per share (subject to adjustment), no additional shares will be added to the conversion rate; and

•	if the actual applicable price is less than $77.06 per share (subject to adjustment), no additional shares will be added to the conversion rate.

Notwithstanding anything in the indenture to the contrary, we may not increase the conversion rate above a specified maximum number of shares per $1,000 principal amount of notes pursuant to the events described in this section or in clauses (2), (4), (5) or (6) immediately below the heading “—Conversion rate adjustments” above. This maximum conversion rate will initially be 12.9769 shares per $1,000 principal amount of notes, and we will adjust this maximum conversion rate in the same manner as we adjust the conversion rate for stock splits and combinations, stock dividends, reclassifications and similar events.

Fundamental changes involving an acquisition of us by a public acquirer

If the make-whole fundamental change is a “public acquirer fundamental change,” as defined below, then we may elect to change the conversion right in lieu of increasing the conversion rate applicable to notes that are converted in connection with that public acquirer fundamental change.

If we make this election, then we will adjust the conversion rate and our related conversion obligation such that, from and after the effective time of the public acquirer fundamental change, the right to convert a note will be changed into a right to convert it into cash and, if applicable, shares of “public acquirer common stock” by reference to shares of such “public acquirer common stock” but otherwise on the same basis on which the notes are convertible, at a conversion rate equal to the conversion rate in effect immediately before the effective date multiplied by a fraction:

•	the numerator of which is:

•	if the public acquirer fundamental change is a share exchange, consolidation, merger or binding share exchange pursuant to which our common stock is converted into cash, securities or other property, the fair market value (as determined in good faith by our Board of Directors), as of the effective time of the public acquirer fundamental change, of the cash, securities and other property paid or payable per share of our common stock; or

•	in the case of any other public acquirer fundamental change, the average of the “closing sale prices” (as defined in the indenture) per share of our common stock for the five consecutive trading days before, and excluding, the effective date of the public acquirer fundamental change (subject to certain adjustments to be made in good faith by our Board of Directors); and

•	the denominator of which is the average of the last reported sale prices per share of the public acquirer common stock for the five consecutive trading days commencing on, and including, the trading day immediately after the effective date of the public acquirer fundamental change (subject to certain adjustments to be made in good faith by our Board of Directors).

If we elect to change the conversion right as described above, the change in the conversion right will apply to all holders from and after the effective time of the public acquirer fundamental change, and not just those holders, if any, that convert their notes in connection with the public acquirer fundamental change. If the public acquirer fundamental change is also an event that requires us to make another adjustment to the conversion rate as described under “—Conversion rate adjustments” above, then we will also give effect to that adjustment. However, if we make the election described above, then we will not change the conversion right in the manner described under “—Conversion rights” above.

A “public acquirer fundamental change” generally means an acquisition of us prior to June 15, 2011 pursuant to a “fundamental change” described in the second or fourth bullet points under the description of “change in control” under “—Repurchase of notes at the option of holders—Repurchase of the notes at the option of holders upon a fundamental change” (including transactions described in such bullet points even if such transactions would not otherwise result in a change of control due to the effect of the 105% trading price exception) where the acquirer has a class of common stock (or American Depositary Shares representing shares of common stock) that is traded on a national securities exchange or quoted on the Nasdaq National Market or that will be so traded or quoted when issued or exchanged in connection with the fundamental change. We refer to such common stock as the “public acquirer common stock.” If an acquirer does not itself have a class of common stock (or American Depositary Shares representing such common stock) satisfying the foregoing requirement, it will be deemed to have “public acquirer common stock” if either (1) a direct or indirect majority-owned subsidiary of the acquirer or (2) a corporation that directly or indirectly owns at least a majority of the acquirer, has a class of common stock (or American Depositary Shares representing such common stock) satisfying the foregoing requirement and the acquirer has designated such common stock (or American Depositary Shares representing such common stock) to serve as public acquirer common stock. In such case, all references to public acquirer common stock shall refer to such class of common stock (or American Depositary Shares representing such common stock). “Majority-owned” for these purposes means having “beneficial ownership” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of more than 50% of the total voting power of all shares of the respective entity’s capital stock that are entitled to vote generally in the election of directors.

We will state, in the notice, public announcement and publication described under “—Adjustment to the conversion rate upon the occurrence of certain fundamental changes” above, whether we have elected to change the conversion right in lieu of increasing the conversion rate. With respect to each public acquirer fundamental change, we can make only one election, and we cannot change that election once we have first mailed any such notice or made any such public announcement or publication. However, if we elect to change the conversion right as described above in connection with a public acquirer fundamental change that is ultimately not consummated, then we will not be obligated to give effect to that particular election.

CONTINGENT INTEREST

Subject to the accrual and record date provisions described below, we will pay contingent interest to the holders of notes during any six-month period from June 15 to December 14 and from December 15 to June 14, commencing with the six-month period beginning on June 15, 2011 if the average market price of a note (as described under “—Conversion rights—General”) for the five trading days ending on the third trading day immediately preceding the first day of the relevant six-month period equals 120% or more of the principal amount of the note.

The amount of contingent interest payable per note with respect to any six-month period will equal 0.225% of the average market price of such note for the five trading day period referred to above.

We will pay contingent interest, if any, in the same manner as we will pay interest described above under “—Interest” and a holder’s obligations in respect of the payment of contingent interest in connection with the conversion of any notes will also be the same as described above under “—Interest.”

Upon determination that holders of notes will be entitled to receive contingent interest which may become payable during a relevant six-month period, on or prior to the start of such six-month period, we will provide notice to the trustee setting forth the amount of contingent interest per $1,000 principal amount of notes and disseminate a press release through a public medium that is customary for such press releases.

Under the indenture governing the notes, we and each holder of the notes agree, for United States federal income tax purposes, to treat the notes as indebtedness that is subject to Treasury Regulations governing contingent payment debt instruments.

PAYMENT AT MATURITY

Each holder of $1,000 principal amount of the notes shall be entitled to receive $1,000, and accrued and unpaid interest, including contingent and special interest, if any, at maturity.

OPTIONAL REDEMPTION BY US

Prior to June 15, 2011, the notes will not be redeemable at our option. Beginning on June 15, 2011, we may redeem the notes for cash at any time as a whole, or from time to time in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, including contingent interest, if any, to, but not including, the redemption date.

We will give at least 30 days but not more than 60 days notice of redemption by mail to holders of notes. Notes or portions of notes called for redemption are convertible by the holder until the close of business on the business day prior to the redemption date.

If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amounts of $1,000 or integral multiples thereof, by lot or on a pro rata basis. If any notes are to be redeemed in part only, we will issue a new note or notes with a principal amount equal to the unredeemed principal portion thereof. If a portion of a holder’s notes is selected for partial redemption and the holder converts a portion of its notes, the converted portion will be deemed to be taken from the portion selected for redemption.

If the holder converts after a record date for an interest payment but prior to the corresponding interest payment date, such holder will receive on the interest payment date interest accrued on those notes, notwithstanding the conversion of notes prior to the interest payment date, assuming the holder was the holder of record on the corresponding record date. However, each holder agrees, by accepting a note, that if the holder surrenders any notes for conversion during such period, such holder must pay us at the time such holder surrenders its note for conversion an amount equal to the interest that has accrued and that will be paid on the notes being converted on the interest payment date. The preceding sentence does not apply, however, to a holder that converts notes that are called by us for redemption after a record date for an interest payment but prior to the corresponding interest payment date. Accordingly, if we elect to redeem notes on a date that is after a record date for the payment of interest on notes of any holder, and such holder chooses to convert those notes, the holder will not be required to pay us, at the time that holder surrenders those notes for conversion, the amount of interest it will receive on the interest payment date.

We may, to the extent permitted by applicable law, at any time purchase notes in the open market or by tender at any price or by private agreement. Any note that we so purchase may be surrendered to the trustee for cancellation. Any notes we repurchase may not be reissued or resold. Any notes surrendered to the trustee would promptly be canceled.

REPURCHASE OF NOTES AT THE OPTION OF HOLDERS

Optional put

On each of June 15, 2011, June 15, 2015 and June 15, 2020, a holder may require us to repurchase any outstanding notes for which the holder has properly delivered and not withdrawn a written repurchase notice, subject to certain additional conditions, at a purchase price equal to 100% of the principal amount of those notes plus accrued and unpaid interest, including contingent interest, if any, to, but not including, the repurchase date. Holders may submit their notes for repurchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the business day immediately preceding the repurchase date. We will pay the repurchase price for any notes submitted for repurchase by us in cash.

We are required to give notice at least 20 business days prior to each repurchase date to all holders at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law stating, among other things, the procedures that holders must follow to require us to repurchase their notes as described below. The repurchase notice given by each holder electing to require us to repurchase notes shall be given so as to be received by the paying agent no later than the close of business on the business day immediately preceding the repurchase date and must state:

•	if certificated, the certificate numbers of the holders’ notes to be delivered for repurchase;

•	the portion of the principal amount of notes to be repurchased, which must be $1,000 or a multiple thereof;

•	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture; and

•	if notes are not in certificated form, a holder’s repurchase notice must comply with appropriate DTC procedures.

A holder may withdraw any repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the business day immediately preceding the repurchase date. The notice of withdrawal shall state:

•	the name of the holder;

•	the principal amount of notes being withdrawn;

•	if certificated, the certificate numbers of the notes being withdrawn; and

•	the principal amount, if any, of the notes that remain subject to the repurchase notice.

If notes are not in certificated form, the above notice must comply with appropriate DTC procedures.

In connection with any repurchase, we will, to the extent applicable:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

•	file Schedule TO or any other required schedule under the Exchange Act.

Our obligation to pay the purchase price for notes for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering the notes, together with necessary endorsements, to the paying agent at any time after delivery of the repurchase notice. We will cause the purchase price for the notes to be paid promptly following the later of the repurchase date or the time of delivery of the notes, together with such endorsements.

If the paying agent holds money sufficient to pay the purchase price of the notes for which a repurchase notice has been delivered on the business day immediately following the repurchase date in accordance with the terms of the indenture, then, immediately after the repurchase date, the notes will cease to be outstanding and interest, including contingent interest, if any, on the notes will cease to accrue, whether or not the notes are delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the notes.

Our ability to repurchase notes may be limited by restrictions on the ability of Invitrogen to obtain funds for such repurchase through dividends from our subsidiaries and the terms of our then existing borrowing agreements. We cannot assure holders that we would have the financial resources, or would be able to arrange financing, to pay the purchase price for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. See “Risk factors—We may be unable to repay or repurchase the notes at maturity, upon a fundamental change or exercise of your put option.” Our failure to purchase the notes when required would result in an event of default with respect to the notes. Such an event of default may, in turn, cause a default under our other indebtedness.

Repurchase of notes at the option of holders upon a fundamental change

If a fundamental change (as defined below) occurs, each holder will have the right, at its option, subject to the terms and conditions of the indenture, to require us to repurchase for cash all or any portion of the holder’s notes in integral multiples of $1,000 principal amount, at a price equal to 100% of the principal amount of such notes tendered, plus any accrued and unpaid interest (including contingent interest) to, but excluding, the repurchase date (“fundamental change repurchase price”). We will be required to repurchase the notes no later than 30 days after notice of a fundamental change has been mailed as described below. We refer to this date as the “repurchase date.”

Within 20 business days after the occurrence of a fundamental change, we must mail to the trustee and to all holders of notes at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the fundamental change, which notice must state, among other things:

•	the events causing a fundamental change;

•	the date of such fundamental change;

•	the last date on which a holder may exercise the repurchase right;

•	the fundamental change repurchase price;

•	the repurchase date;

•	the name and address of the paying agent and the conversion agent;

•	the conversion rate, and any adjustments to the conversion rate that will result from the fundamental change;

•	that notes with respect to which a repurchase notice is given by the holder may be converted, if otherwise convertible, only if the repurchase notice has been withdrawn in accordance with the terms of the indenture; and

•	the procedures that holders must follow to exercise these rights.

To exercise this right, the holder must transmit to the paying agent a written notice, and such repurchase notice must be received by the paying agent no later than the close of business on the third trading day immediately preceding the repurchase date. The repurchase notice must state:

•	the certificate numbers of the notes to be delivered by the holder, if applicable;

•	the portion of the principal amount of notes to be repurchased, which portion must be $1,000 or an integral multiple of $1,000; and

•	that such notes are being tendered for repurchase pursuant to the fundamental change provisions of the indenture.

A holder may withdraw any repurchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the business day immediately preceding the repurchase date. The notice of withdrawal must state:

•	the principal amount of notes being withdrawn;

•	the certificate numbers of the notes being withdrawn, if applicable; and

•	the principal amount, if any, of the notes that remain subject to a repurchase notice.

Our obligation to pay the fundamental change repurchase price for a note for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after the delivery of such repurchase notice. We will cause the fundamental change repurchase price for such note to be paid promptly following the later of the repurchase date or the time of delivery of such note.

If the paying agent holds money sufficient to pay the fundamental change repurchase price of a note on the repurchase date in accordance with the terms of the indenture, then, immediately after the repurchase date, interest on such note will cease to accrue, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the note.

A “fundamental change” shall be deemed to have occurred upon the occurrence of either a “change of control” or a “termination of trading.”

A “change of control” will be deemed to have occurred at such time as:

•	any “person” or “group” (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as such term is used in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% or more of the total voting power of all classes of our capital stock entitled to vote in the election of directors and warrants and options to acquire such capital stock, calculated on a fully diluted basis (“voting stock”);

•	we consolidate with, or merge with or into, another person or any person consolidates with, or merges with or into, us, in any such event other than pursuant to a transaction in which the persons that “beneficially owned,” directly or indirectly, the shares of our voting stock immediately prior to such transaction “beneficially own” immediately after such transaction, directly or indirectly, shares of voting stock representing not less than a majority of the total voting power of all outstanding classes of voting stock of the continuing or surviving corporation in substantially the same proportion as such ownership prior to the transaction;

•	at any time the following persons cease for any reason to constitute a majority of our Board of Directors:

•	individuals who on the issue date of the notes constituted our Board of Directors; and

•	any new directors whose election by our Board of Directors or whose nomination for election by our stockholders was approved by at least a majority of the directors then still in office who were either directors on the issue date of the notes or whose election or nomination for election was previously so approved;

•	the sale, lease, transfer or other conveyance or disposition, in one or a series of related transactions, of all or substantially all of our assets or property to any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, including Rule 13d-5); or

•	we are liquidated or dissolved, or our stockholders approve any plan or proposal for our liquidation or dissolution.

However, a change of control will not be deemed to have occurred if either:

•	the last sale price of our common stock for any five trading days during the ten trading days immediately preceding the change of control is at least equal to 105% of the conversion price in effect on such trading day (the “105% trading price exception”); or

•

in the case of a merger or consolidation, at least 90% of the consideration (excluding cash payments for fractional shares and cash payments pursuant to statutory or dissenters’ appraisal rights) in the merger or consolidation constituting the change of control consists of common stock (or American Depositary Shares representing shares of common stock,) traded on a United States national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such change of control) and as a result of such transaction or transactions the notes become convertible solely into such common stock (or American Depositary Shares representing shares of common stock) and cash for fractional shares.

A “termination of trading” shall occur if our common stock (or other common stock into which the notes are then convertible) is not listed for trading on a United States national securities exchange, quoted on the Nasdaq National Market or approved for trading on an established automated over-the-counter trading market in the United States.

In connection with any repurchase offer due to a fundamental change, we will to the extent applicable:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

•	file a Schedule TO or any other required schedule under the Exchange Act.

The question of whether “all or substantially all” of our assets have been disposed of will be interpreted under applicable law and will likely be dependent upon the particular facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a disposition of “all or substantially all” of our assets (and consequently, a fundamental change) has occurred, in which case a holder’s ability to require us to purchase their notes upon such an event may be impaired.

Our ability to pay cash to the holders of the notes upon a repurchase may be limited by financial covenants contained in our other existing or future indebtedness. Our failure to repurchase the notes when required would result in an event of default with respect to the notes. Further, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the fundamental change repurchase price for all notes delivered by holders seeking to exercise the repurchase right.

We could, in the future, enter into certain transactions, including recapitalizations, that would not constitute a change of control but would increase the amount of debt, including other senior indebtedness, outstanding or otherwise adversely affect a holder. Neither we nor our subsidiaries are prohibited from incurring debt, including other senior indebtedness, under the indenture. The incurrence of significant amounts of additional debt could adversely affect our ability to service our debt, including the notes.

The repurchase feature of the notes would not necessarily afford holders of the notes protection in the event of highly leveraged or other transactions involving us that may adversely affect holders of the notes. In addition, the repurchase feature of the notes may in certain circumstances impede or discourage a takeover of our company. We are not aware, however, of any specific current effort to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise.

EVENTS OF DEFAULT

Each of the following constitutes an event of default with respect to the notes:

•	default in the payment when due of any principal (or premium, if any) of any of the notes at maturity, upon redemption or exercise of a repurchase right;

•	default in the payment of any interest or special interest when due (including contingent interest, if any) under the notes, which default continues for 30 days;

•	default in our obligation to satisfy our conversion obligation upon exercise of a holder’s conversion right;

•	default in our obligation to repurchase notes at the option of holders upon a fundamental change;

•	our failure to comply with any of our other agreements in the notes or the indenture upon our receipt of notice to us of such default from the trustee or to us and the trustee from holders of not less than 25% in aggregate principal amount at maturity of the notes, and our failure to cure (or obtain a waiver of) such default within 60 days after we receive such notice;

•	we fail or any of our significant subsidiaries fails to make any payment at maturity on any indebtedness, including any applicable grace periods, in an amount in excess of $50 million in the aggregate for all such indebtedness and such amount has not been paid or discharged within 30 days after notice is given in accordance with the indenture;

•	default by us or any of our significant subsidiaries on any indebtedness that results in the acceleration of indebtedness in an amount in excess of $50 million in the aggregate for all such indebtedness, without this indebtedness being discharged or the acceleration being rescinded or annulled within 30 days after notice is given in accordance with the indenture; or

•	certain events of bankruptcy, insolvency or reorganization affecting us or any or our “significant subsidiaries” (as such term is defined in Rule 1-02(w) of Regulation S-X).

If an event of default (other than in the case of certain events of bankruptcy or insolvency, as described below) shall have occurred and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the notes then outstanding may declare the principal amount of the notes then outstanding plus any interest (including contingent interest) on the notes accrued and unpaid through the date of such declaration to be immediately due and payable. At any time after a declaration of acceleration has been made, but before a judgment or decree for payment of money has been obtained by the trustee, and subject to applicable law and certain other provisions of the indenture, the holders of a majority in aggregate principal amount of the notes then outstanding may, under certain circumstances, rescind and annul such acceleration. In the case of certain events of bankruptcy or insolvency, the principal amount of the notes then outstanding together with any accrued and unpaid cash interest (including contingent interest) through the occurrence of such event shall automatically become and be immediately due and payable.

We are required to provide the trustee, within 90 days after the end of each year (beginning with the year ended December 31, 2005), a certificate of one of our executive officers, certifying that to that person’s knowledge we have complied with all our covenants and conditions under the indenture and whether such person knows of any events of default.

Subject to the trustee’s duties in the case of an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders, unless the holders have offered to the trustee reasonable indemnity. Subject to the indenture, applicable law and the trustee’s indemnification, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes.

MERGERS AND SALES OF ASSETS

The note provides that we may not consolidate or merge with or into, or sell, assign, convey, transfer or lease our properties and assets substantially in their entirety (computed on a consolidated basis) to, another corporation, person or entity unless (1) either (a) in the case of a merger or consolidation, we are the surviving person or (b) the successor or transferee is a corporation organized under the laws of the United States, any state thereof or the District of Columbia and expressly assumes, by supplemental indenture, all of our obligations under the notes and the indenture, and (2) immediately after such transaction, no default or event of default shall exist.

This covenant includes a phrase relating to the sale, assignment, conveyance, transfer or lease of “the properties and assets of the Company substantially as an entirety.” There is no precise, established definition of this phrase under applicable law. Accordingly, there may be uncertainty as to whether a sale, assignment, conveyance, transfer or lease of less than all our properties and assets is subject to this covenant.

MODIFICATION AND WAIVER

We and the trustee may modify or amend the indenture or notes with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding notes; provided, however, that no such modification or amendment may, without the written consent or the affirmative vote of the holder of each note affected thereby:

•	change the stated maturity of the principal of, or any premium due on, or any installment of interest, including contingent interest, if any, on or with respect to the notes;

•	reduce the principal amount of, repurchase price, fundamental change repurchase price or redemption price of or interest or special interest on any note;

•	adversely affect the right of holders (1) to convert or (2) to require us to repurchase any of the notes;

•	alter the manner of calculation or rate of accrual of interest (including contingent interest) or special interest, redemption price, fundamental change repurchase price or repurchase price on any note or extend the time or payment of any such amount;

•	impair the right to institute suit for the enforcement of any repurchase of, payment on or with respect to, or conversion of any note, including any payment on or after the stated maturity of the notes, in the case of redemption, on or after the redemption date or, in the case of repurchase at the option of any holder, on or after the repurchase date;

•	modify the optional redemption provisions in a manner that adversely affects the holders;

•	change the place of payment or the coin or currency in which the principal of or any premium or interest with respect to the notes is payable;

•	reduce the percentage in principal amount of the outstanding notes, the consent of whose holders is required in order to take specific actions including, but not limited to, the waiver of past defaults or the modification or amendment of the indenture; or

•	modify any of the above provisions, except to increase any of the percentages for holder action or to provide that certain indenture provisions cannot be modified without the consent of the holders of each outstanding note.

We and the trustee may modify or amend the indenture and the notes without the consent of any holder in order to, among other things:

•	provide for our successor pursuant to a consolidation, merger or sale of assets;

•	add to our covenants for the benefit of the holders of all or any of the notes or to surrender any right or power conferred upon us by the indenture;

•	provide for a successor trustee with respect to the notes;

•	cure any ambiguity or correct or supplement any provision in the indenture which may be defective or inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the indenture which, in each case, will not be inconsistent with the indenture’s provisions and will not adversely affect the interests of the holders of the notes;

•	add any additional events of default with respect to all or any of the notes;

•	secure the notes;

•	comply with the SEC’s requirements in order to effect or maintain the indenture’s qualification under the TIA;

•	increase the conversion rate or reduce the conversion price, provided that the increase or reduction, as the case may be, is in accordance with the terms of the indenture and will not adversely affect the interests of the holders of the notes;

•	supplement any of the provisions of the indenture to such extent as shall be necessary to permit or facilitate the discharge of the notes, provided that such change or modification does not adversely affect the interests of the holders of the notes;

•	make any changes or modifications necessary in connection with the registration of the notes under the Securities Act as contemplated in the registration rights agreement; provided that such change or modification does not adversely affect the interests of the holder of the notes in any material respect; or

•	add or modify any other provisions with respect to matters or questions arising under the indenture which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of notes.

The holders of not less than a majority in aggregate principal amount of the outstanding notes may, on behalf of the holders of all of the notes, waive any past default and its consequences under the indenture, except a default (1) in the payment of the principal of or any premium or interest (including contingent interest) on or with respect to the notes or the payment of the redemption price, fundamental change repurchase price or repurchase price or (2) in respect of a covenant or provision that cannot be modified without the consent of the holder of each note affected thereby.

CALCULATIONS IN RESPECT OF THE NOTES

We or our agents will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determination of the market price of the notes and our common stock, and amounts of contingent interest payments, if any, on the notes, and the projected payment schedule. See “Certain United States federal income tax considerations.” We or our agents will make all these calculations in good faith and, absent manifest error, our and their calculations will be final and binding on holders of notes. We or our agents will provide a schedule of these calculations to the trustee, and the trustee is entitled to conclusively rely upon the accuracy of these calculations without independent verification.

THE TRUSTEE, PAYING AGENT, TRANSFER AGENT AND BID SOLICITATION AGENT

U.S. Bank National Association is the trustee under the indenture. The trustee and its affiliates also perform and may in the future perform certain banking and other services for us in the ordinary course of their business. The trustee will be the paying agent, conversion agent, transfer agent and bid solicitation agent for the notes.

REGISTRATION RIGHTS

We and the initial purchasers of the notes entered into a registration rights agreement on the closing date. Pursuant to the registration rights agreement, we agreed to file with the SEC within 90 days of the date on which we issued the notes a shelf registration statement on Form S-1 or Form S-3, if the use of such form was then available, to cover resales of registrable securities by the holders thereof who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement. We have agreed to use our reasonable best efforts to cause the shelf registration statement to be declared effective by the SEC within 180 days of the date on which we issue the notes.

Notwithstanding the foregoing, we are permitted to prohibit offers and sales of registrable securities pursuant to the shelf registration statement under certain circumstances and subject to certain conditions (any period during which offers and sales are prohibited being referred to as a “suspension period”). “Registrable securities” means each note and any underlying share of common stock until the earlier of (x) the date on which such note or underlying share of common stock has been effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement, (y) the date on which such note or underlying share of common stock is sold to the public pursuant to Rule 144 under the Securities Act or is salable pursuant to Rule 144(k) under the Securities Act and (z) the date on which such note or the common stock issuable upon conversion of such note ceases to be outstanding.

Holders of the registrable securities are required to deliver information to be used in connection with, and to be named as selling securityholders in, the shelf registration statement within the periods set forth in the registration rights agreement in order to have their registrable securities included in the shelf registration statement. If a holder fails to do so, the registrable securities held by such holder will not be entitled to be registered and such holder will not be entitled to receive any of the additional interest, or “special interest,” described in the following paragraph. Furthermore, we are not obligated to amend the registration statement to add additional selling securityholders more than once in any 90 day period following the effectiveness of the registration statement. There can be no assurance that we will be able to maintain an effective and current registration statement as required. The absence of such a registration statement may limit the holder’s ability to sell such registrable securities or adversely affect the price at which such registrable securities can be sold.

If:

•	the shelf registration statement is not filed with the SEC within 90 days of the date on which we issue the notes;

•	the shelf registration statement has not been declared effective by the SEC within 180 days of the date on which we issue the notes; or

•	the shelf registration statement is filed and declared effective but shall thereafter cease to be effective or usable in connection with resales of registrable securities during the periods specified in the registration rights agreement;

(each such event referred to in the bullets above being referred to as a “registration default”), we will pay special interest to each holder of registrable securities. The amount of special interest payable during the first 90 consecutive day period during which a registration default shall have occurred and be continuing is an amount equal to an increase in the annual interest on the notes of 0.25%. The amount of special interest payable with respect to each subsequent 90 consecutive day period is an additional amount equal to an increase in the annual interest rate on the notes of 0.25% until all such registration default have been cured, up to a maximum increase in the annual rate of interest on the notes equal to 1%.

We will not pay any additional interest on any note after it has been converted into cash and, if applicable, shares of our common stock. If a note ceases to be outstanding during a registration default, we will prorate the additional interest to be paid with respect to that note. Additional interest will not be payable with respect to any registration default relating to a failure to register the common stock issuable upon conversion of the notes.

We will pay special interest in cash on June 15 and December 15 of each year to the holder of the global notes by wire transfer of immediately available funds or by federal funds check and to holders of certificated notes, if any, by wire transfer to the accounts specified by them (to the extent permitted under the indenture) or by mailing checks to their registered addresses if no such accounts have been specified by them. Following the cure of all registration defaults, special interest will cease to accrue with respect to such registration default.

We will use our reasonable best efforts to cause the shelf registration statement to be effective until the earliest of

•	the date when all of the registrable securities covered by the shelf registration have been sold pursuant to the shelf registration;

•	the date on which all registrable securities held by non-affiliates are eligible to be sold in the absence of any registration;

•	the date on which there cease to be outstanding any registrable securities; or

•	two years from the date of original issuance of the notes.

The foregoing summary of certain provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the registration rights agreement, which is filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.

FORM, DENOMINATION AND REGISTRATION OF NOTES

The notes will be issued in registered form, without interest coupons, in denominations of $1,000 and integral multiples thereof, in the form of both global securities and, in certain limited circumstances, certificated securities, as further provided below. See “—Book-entry delivery and settlement” for more information.

No service charge will be imposed in connection with any transfer or exchange of any note, but we may in general require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith.

BOOK-ENTRY DELIVERY AND SETTLEMENT

We will issue the notes in the form of one or more permanent global notes in definitive, fully registered, book-entry form. The global notes will be deposited with or on behalf of DTC and registered in the name of Cede & Co., as nominee of DTC.

DTC has advised us as follows:

•	DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

•	DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities, through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

•	Direct participants include securities brokers and dealers, trust companies, clearing corporations and other organizations.

•	DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc.

•	Access to the DTC system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

•	The rules applicable to DTC and its participants are on file with the SEC.

We have provided the following descriptions of the operations and procedures of DTC solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by them from time to time. Neither Invitrogen nor the trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters.

We expect that under procedures established by DTC:

•	Upon deposit of the global notes with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the initial purchasers with portions of the principal amounts of the global notes.

•	Ownership of the notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

The laws of some jurisdictions require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture and under the notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders thereof under the indenture or under the notes for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the indenture or the global notes.

Notes represented by a global security will be exchangeable for registered certificated securities with the same terms only if: (1) DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days; (2) we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary); or (3) a default under the indenture occurs and is continuing.

Neither Invitrogen nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to the notes.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global security is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction.

Payments on the notes represented by the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment on the notes represented by a global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be responsible for those payments.

Payments on the notes represented by the global note will be made in immediately available funds. Transfers between participants in DTC will be effected in accordance with DTC rules and will be settled in immediately available funds.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue up to 125,000,000 shares of common stock, par value $0.01 per share, and 6,405,884 shares of preferred stock, par value $0.01 per share.

In this section of the information statement entitled “Description of capital stock,” when we refer to “Invitrogen,” “we,” “our,” or “us,” we are referring to Invitrogen Corporation and not any of its subsidiaries.

COMMON STOCK

As of September 13, 2005, 52,810,877 shares of Invitrogen common stock were outstanding and 11,291,078 shares of Invitrogen common stock were reserved and available for issuance pursuant to Invitrogen’s employee benefit plans.

The holders of Invitrogen common stock are entitled to receive ratably, from funds legally available for the payment thereof, dividends when and as declared by resolution of the Board of Directors, subject to any preferential dividend rights which may be granted to holders of any preferred stock authorized and issued by the Board of Directors. Traditionally, Invitrogen has not declared and paid dividends. In the event of liquidation, each share of Invitrogen common stock is entitled to share pro rata in any distribution of Invitrogen’s assets after payment or providing for the payment of liabilities and any liquidation preference of any preferred stock authorized and issued by the Board of Directors. Each holder of Invitrogen common stock is entitled to one vote for each share of Invitrogen common stock held of record on the applicable record date on all matters submitted to a vote of shareholders, including the election of directors. Our Board of Directors is divided into three classes of three directors each. Directors serve in staggered terms of three years and until their successors are duly elected and qualified, with the members of only one class standing for election in any one year.

Holders of Invitrogen common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption rights or sinking fund provisions with respect to Invitrogen common stock. All outstanding shares of Invitrogen common stock are duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

Our certificate of incorporation authorizes our Board of Directors to issue up to 6,405,884 shares of preferred stock without any vote or action by our stockholders. Our Board of Directors may issue preferred stock in one or more series and determine the dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the designation of, and the number of shares constituting each series. The preferred stock that can be authorized by our Board of Directors could have preference over our common stock with respect to dividends and other distributions and upon our liquidation. In addition, the voting power of our outstanding common stock may become diluted in the event that the Board of Directors issues preferred stock with voting rights.

In connection with our Rights Agreement, described below, our Board of Directors has designated and reserved for issuance 1,000,000 shares of preferred stock, par value $0.01 per share. We may issue these shares of preferred stock under certain circumstances if, as discussed below, the rights distributed to our stockholders pursuant to the Rights Agreement become exercisable. We have no present plans to issue, or reserve for issuance, any other series of preferred stock.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR CERTIFICATE OF INCORPORATION, BY-LAWS, RIGHTS AGREEMENT AND DELAWARE LAW

Certificate of incorporation and by-laws

Our certificate of incorporation provides that our Board of Directors may issue, without stockholder action, up to 6,405,884 shares of preferred stock with voting or other rights. As described above, our Board of Directors has designated 1,000,000 shares of preferred stock as Series B Preferred Stock in connection with a Rights Agreement adopted in February 2001. Our certificate of incorporation also provides that our stockholders do not have cumulative voting rights, and stockholders representing a majority of the shares of common stock outstanding are able to elect all of the directors. Our by-laws provide that only our President, our Board of Directors and the Chairman of our Board of Directors may call a special meeting of stockholders.

These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or of our management. These provisions are intended to enhance the likelihood of continued stability in the composition of the Board of Directors and in the policies furnished by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

Rights agreement

We adopted a Rights Agreement in February 2001. In connection with the Rights Agreement, our Board of Directors declared and paid a dividend of one preferred share purchase right for each share of our common stock outstanding on March 30, 2001. Each right entitles the holder, under certain circumstances, to purchase from us one one-hundredth of a share of our Series B Participating Preferred Stock, par value $0.01 per share, at a price of $250 per one one-hundredth of a share of Series B Preferred Stock, subject to adjustment.

Initially, the rights are attached to outstanding certificates representing our common stock, and no separate certificates representing the rights are distributed. The rights will separate from our common stock, be represented by separate certificates and will become exercisable upon the earlier of:

•	ten days following a public announcement or disclosure that a person or group has acquired beneficial ownership of 15% or more of our outstanding common stock; or

•	ten business days after someone announces they intend to commence a tender offer or exchange offer for 15% or more of our outstanding common stock.

If the rights become exercisable, each right (other than rights held by an acquiring party) will entitle the holder to purchase, at a price equal to the exercise price of the right, a number of shares of our common stock having a then-current value of twice the exercise price of the right. If, after the rights become exercisable, we agree to merge into another entity or we sell more than 50% of our assets, each right (other than rights held by an acquiring party) will entitle the holder to purchase, at a price equal to the exercise price of the right, a number of shares of common stock of such entity having a then-current value of twice the exercise price.

We may exchange the rights at a ratio of one share of common stock for each right (other than rights held by an acquiring party) at any time after a person or group acquires 15% or more of our common stock but before such person acquires 50% or more of our common stock. We may also redeem the rights at our option at a price of $0.001 per right at any time before a person or group has acquired 15% or more of our common stock. Unless our Board of Directors extends the expiration date, the rights expire on the earliest of March 30, 2011, an exchange or redemption of the rights as described above or the consummation of a merger as described above.

The Rights Agreement approved by the Board of Directors is designed to protect and maximize the value of our outstanding equity interests in the event of an unsolicited attempt to acquire us in a manner or on terms not approved by the Board of Directors and that prevent our stockholders from realizing the full value of their shares of our common stock. However, the rights may have the effect of rendering more difficult or discouraging an acquisition of us that is deemed undesirable by our Board of Directors. The rights may cause substantial dilution to a person or group that attempts to acquire us on terms or in a manner not approved by our Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the rights.

Delaware law

We are subject to Section 203 of the Delaware General Corporation Law, which, with certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” with an “interested stockholder” for a period of three years following the date that such stockholder became an interested stockholder, unless:

•	the Board of Directors of the corporation approves either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, prior to the date the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of certain United States federal income tax considerations relevant to holders of the notes and common stock into which the notes may be converted. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, Internal Revenue Service (“IRS”) rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the United States federal income tax consequences of acquiring, holding or disposing of the notes or common stock.

This discussion does not purport to deal with all aspects of United States federal income taxation that may be relevant to a particular holder in light of the holder’s circumstances or to holders subject to special rules, such as:

•	banks, thrifts, regulated investment companies, insurance companies, or other financial institutions;

•	persons subject to the alternative minimum tax;

•	persons who do not hold both notes and common stock as capital assets;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	certain former citizens or long-term residents of the United States;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons who hold the notes or common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction strategy; or

•	persons deemed to sell the notes or common stock into which the notes are convertible under the constructive sale provisions of the Code.

The discussion does not discuss any aspect of state, local or foreign law, or United States federal estate and gift tax law as applicable to the holders of the notes and common stock into which the note may be converted. This summary also assumes that the IRS will respect the classification of the notes as indebtedness for United States federal income tax purposes.

THIS DISCUSSION OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISER AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND THE COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

CLASSIFICATION OF THE NOTES

As stated below, we assume that the notes will be treated as indebtedness for United States federal income tax purposes that is subject to the special Treasury Regulations governing contingent payment debt instruments

(which we refer to as the “CPDI regulations”). Under the indenture governing the notes, we agree, and by acceptance of a beneficial interest in a note each holder of a note will be deemed to have agreed, to treat the notes as indebtedness for United States federal income tax purposes that is subject to the CPDI regulations. Pursuant to the terms of the indenture, we and every holder agree (in the absence of an administrative determination or judicial ruling to the contrary) to be bound by our application of the CPDI regulations to the notes, including our determination of the projected payment schedule (as described below) and the rate at which interest will be deemed to accrue on the notes for United States federal income tax purposes. The IRS has issued both Revenue Ruling 2002-31 and Notice 2002-36, addressing the United States federal income tax classification and treatment of instruments similar, although not identical, to the notes, and concluded that the instruments addressed in that published guidance were subject to the CPDI regulations. In addition, the IRS also clarified various aspects of the potential applicability of certain other provisions of the Code to the instruments addressed in that published guidance. However, the applicability of Revenue Ruling 2002-31 to any particular instruments, such as the notes, is uncertain. In addition, as indicated above, no rulings have been sought or are expected to be sought from the IRS with respect to any of the United States federal income tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions. As a result, no assurance can be given that the IRS will agree with the tax characterizations and the tax consequences described below. A different treatment of the notes for United States federal income tax purposes could significantly alter the amount, timing, character and treatment of income, gain or loss recognized in respect of the notes from that which is described below. Accordingly, all prospective purchasers of the notes are advised to consult their own tax advisors regarding the federal, state, local and foreign tax consequences of the purchase, ownership and disposition of the notes and the common stock as to their particular situations.

The remainder of this discussion assumes that the notes will be treated as indebtedness subject to the CPDI regulations as described below.

TAX CONSEQUENCES TO U.S. HOLDERS

As used herein, the term “U.S. Holder” means a beneficial owner of a note or common stock that for United States federal income tax purposes is (i) an individual citizen or resident (as defined in Section 7701(b) of the Code) of the United States (unless such person is not treated as a resident of the United States under an applicable income tax treaty), (ii) a corporation or any other entity treated as a corporation for United States federal income tax purposes or a partnership or other entity treated as a partnership for United States federal income tax purposes, created or organized under the United States or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more United States persons as described in Section 7701(a)(30) of the Code, or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person. A “Non-U.S. Holder” is any beneficial owner of a note or common stock that is not a U.S. Holder.

If a partnership (including for this purpose any entity, domestic or foreign, treated as a partnership for United States tax purposes) is a beneficial owner of the notes or common stock into which the notes may be converted, the United States tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. As a general matter, income earned through a foreign or domestic partnership is attributed to its owners. A holder of the notes or common stock into which the notes may be converted that is a partnership and partners in such partnership should consult their individual tax advisors about the United States federal income tax consequences of holding and disposing of the notes and the common stock into which the notes may be converted.

Accrual of interest on the notes (interest income)

Pursuant to the CPDI regulations, you will be required to accrue interest income on the notes at the “comparable yield,” as described below, regardless of your usual method of tax accounting. Accordingly, you will be required to include interest in taxable income in each year in excess of the accruals on the notes for non-tax purposes and in excess of any interest payments actually received in each year. Additionally, as discussed below, the CPDI regulations generally result in ordinary rather than capital treatment of any gain, and to some extent loss, on the sale, exchange, conversion, or redemption of the notes.

The CPDI regulations provide that you must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period before and including the maturity date of the notes that equals:

•	the product of:

•	the adjusted issue price (as defined below) of the notes as of the beginning of the accrual period; and

•	the comparable yield to maturity (as defined below) of the notes, adjusted for the length of the accrual period;

•	divided by the number of days in the accrual period; and

•	multiplied by the number of days during the accrual period that you held the notes.

A note’s issue price is the first price at which a substantial amount of the notes is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a note is its issue price increased by any original issue discount previously accrued (determined without regard to any adjustments to original issue discount accruals described below) with respect to the notes, and decreased by the amount of any noncontingent payments and the projected amount of any contingent payments previously made on the notes.

We intend to treat the term “comparable yield” as the annual yield we would pay, as of the initial issue date, on a fixed-rate, non-convertible debt security with no contingent payments, but with terms and conditions otherwise comparable to those of the notes. We have determined the comparable yield for the notes is 6.25%, compounded semiannually, which is higher than the stated rate of interest on the notes. The precise manner of calculating the comparable yield is not absolutely clear. If the comparable yield were successfully challenged by the IRS, the redetermined yield could be materially greater or less than the comparable yield provided by us. Moreover, the resulting projected payment schedule (as defined below) could differ materially from the projected payment schedule provided by us.

The CPDI regulations require that we provide to you, solely for United States federal income tax purposes, a schedule of the projected amounts of payments, which we refer to as the projected payment schedule, on the notes. This schedule must produce the comparable yield. The projected payment schedule includes an estimate for payments of contingent interest and a payment at maturity taking into account the conversion feature. The comparable yield will be set forth in the indenture governing the notes. Holders that wish to obtain the projected payment schedule may do so by contacting Invitrogen Corporation, 1600 Faraday Avenue, Carlsbad, CA 92008, Attention: Treasurer.

For United States federal income tax purposes, you must use the comparable yield and the schedule of projected payments in determining the interest accruals, and the adjustments thereto described below, in respect of the notes, unless you timely disclose and justify the use of other estimates to the IRS. If you determine your own comparable yield or schedule of projected payments, you must also establish that our comparable yield or schedule of projected payments is unreasonable.

The comparable yield and the schedule of projected payments are not determined for any purpose other than for the determination of your original issue discount and adjustments thereof in respect of the notes for United States federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable on the notes.

Amounts treated as interest under the CPDI regulations are treated as original issue discount for all purposes of the Code.

Adjustments to interest accruals on the notes

If, during any taxable year, you receive actual payments with respect to the notes for that taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, you will incur a “net positive adjustment” under the CPDI regulations equal to the amount of that excess. You will treat a “net positive adjustment” as additional original issue discount for the taxable year. For this purpose, the payments in a taxable year include the fair market value of property received in that year.

If, during any taxable year, you receive actual payments with respect to the notes for that taxable year that in the aggregate were less than the amount of projected payments for that taxable year, you will incur a “net negative adjustment” under the CPDI regulations equal to the amount of that deficit. This adjustment will be treated as follows:

•	first, a negative adjustment will reduce the amount of original issue discount required to be accrued on the notes for that taxable year;

•	second, any negative adjustments that exceed the amount of original issue discount accrued in that taxable year will be treated as ordinary loss to the extent of your prior original issue discount inclusions with respect to the notes, reduced to the extent such prior original issue discount was offset by prior negative adjustments; and

•	third, any excess negative adjustments will be treated as a regular negative adjustment in the succeeding taxable year.

Market discount

A subsequent purchaser who buys a note for less than its stated redemption price at maturity may be considered to have purchased the note at a “market discount.” If the market discount is less than 0.25% of the stated redemption price of the note at maturity multiplied by the number of complete years to maturity, then the market discount will be deemed to be zero.

A U.S. Holder may elect to include market discount in income currently as it accrues. Any such election will apply to all market discount bonds acquired during or after the year for which the election is made, and the election may be terminated only with the consent of the IRS.

If a U.S. Holder does not make an election to include market discount in income currently as it accrues, any principal amount received or gain realized by a U.S. Holder on the sale, exchange, retirement or other taxable disposition of a note will be treated as ordinary income to the extent of any accrued market discount on the note. Unless a U.S. holder irrevocably elects to accrue market discount under a constant-interest method, accrued market discount is the total market discount multiplied by a fraction, the numerator of which is the number of days the U.S. Holder has held the note and the denominator of which is the number of days from the date the holder acquired the note until its maturity. If a U.S. Holder exchanges or converts a note into common stock in a transaction that is otherwise tax free, any accrued market discount will carry over and generally be recognized upon a disposition of the common stock.

A U.S. Holder may be required to defer a portion of such holder’s interest deductions for the taxable year attributable to any indebtedness incurred or continued to purchase or carry a note purchased with market discount. Any such deferred interest expense may not exceed the market discount that accrues during a taxable year and is, in general, allowed as a deduction not later than the year in which the market discount is includible in income. This interest expense deferral will not apply if a U.S. Holder makes an election to include market discount in income currently as it accrues.

Market premium

A subsequent purchaser who buys a note for more than its stated redemption price at maturity generally will be considered to have purchased the note at a “market premium.” If an election is made, the market premium may generally be amortized using a constant yield method, over the remaining term of the note.

Interest otherwise required to be included in income with respect to the note during any tax year may be offset by the amount of any amortized market premium. An election to amortize market premium will apply to all market premium bonds acquired during or after the year for which the election is made, and the election may be terminated only with the consent of the IRS.

Sale, exchange, conversion, repurchase or redemption of the notes

Upon the sale, exchange, conversion, repurchase or redemption of a note, you will recognize gain or loss equal to the difference between your amount realized and your adjusted tax basis in the note.

Pursuant to the terms of the notes, you agree that under the CPDI regulations, the amount realized will include the fair market value of our common stock that you receive on the conversion as a contingent payment. Such gain on a note generally will be treated as interest income. Loss from the disposition of a note will be treated as ordinary loss to the extent of your prior net original issue discount inclusions with respect to the notes. Any loss in excess of that amount will be treated as a capital loss, which will be long-term if the notes were held for more than one year. The deductibility of capital losses is subject to limitations.

Special rules apply in determining the tax basis of a note. Your adjusted tax basis in a note is generally equal to your original purchase price for the note, increased by original issue discount (determined without regard to any adjustments to interest accruals described above) and any market discount you previously accrued on the note, and reduced by the amount of any noncontingent payment and the projected amount of any contingent payments previously scheduled to be made on the note and any amortizable market premium accrued on the note.

Your tax basis in our common stock received upon a conversion of a note will equal the then current fair market value of that common stock. Your holding period for the common stock received will commence on the day immediately following the date of conversion.

In the event we undergo a “public acquirer fundamental change,” as defined under “Description of the notes—Conversion rights—Fundamental changes involving an acquisition of us by a public acquirer,” the conversion rate and the related conversion obligation may be adjusted such that you would be entitled to convert your notes into shares of common stock of the public acquirer. Depending on the facts and circumstances at the time of such change in control, such adjustment may result in a deemed exchange of the outstanding notes, which may be a taxable event for United States federal income tax purposes. You should consult your tax advisor regarding the United States federal income tax consequences of such an adjustment upon a public acquirer fundamental change.

Constructive dividends on the notes

The conversion rate of the notes is subject to adjustment under certain circumstances. Section 305 of the Code and the Treasury Regulations promulgated thereunder may treat the holders of the notes as having received a constructive distribution, resulting in ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of our current and/or accumulated earnings and profits, if, and to the extent that, certain adjustments in the conversion price increase the proportionate interest of a holder of notes in the fully diluted common stock, whether or not such holder ever exercises its conversion privilege. For example, such a constructive dividend would result if the conversion price were adjusted to compensate holders of notes for distributions of cash to our stockholders. The adjustment to the conversion price of notes converted in connection with certain changes in control, as described under “Description of the notes—Conversion rights—Adjustment to the conversion rate upon the occurrence of certain fundamental changes,” may also be treated as a constructive dividend. If such adjustments are made, you may recognize income in the event of a constructive distribution even though you may not receive any cash or property. In addition, in certain circumstances, the failure to provide for such an adjustment may also result in a constructive distribution to you.

Generally, a reasonable increase in the conversion rate in the event of stock dividends or distributions of rights to subscribe for our common stock will not be deemed to result in a constructive dividend.

Special interest

We may be required to pay additional interest, or “special interest,” to holders of the notes in certain circumstances, as described above under “—Registration rights.” We intend to take the position that the likelihood of paying such additional interest is remote and that such additional interest, if paid, would be taxable to you as additional ordinary income at the time it accrues or is received in accordance with your method of accounting for United States federal income tax purposes. Our position that the possibility of a payment of such additional interest is a remote contingency is binding on you unless you explicitly disclose that you are taking a different position to the IRS on your tax return for the year during which you acquire the note. The IRS may take a different position, however, which could affect the timing of both your income from the notes and our deduction with respect to the payment of such additional interest.

Dividends

If you convert your note into our common stock, then distributions, if any, paid on our common stock to the extent made from our current and/or accumulated earnings and profits, as determined under United States federal income tax principles, will be included in your income as ordinary income as they are paid (subject to a possible dividends received deduction in the case of corporate holders and a tax rate of 15% for individuals through 2008). Distributions in excess of our current and accumulated earnings and profits will be treated as a return on capital to the extent of your adjusted tax basis in the common stock, and thereafter as capital gain from the sale or exchange of such common stock.

Sale, exchange or redemption of common stock

If you convert your notes into our common stock, then upon the sale, exchange, or redemption of our common stock, you generally will recognize capital gain or loss equal to the difference between the amount realized on such sale or exchange and your adjusted tax basis in such common stock. Such gain or loss will generally be long-term capital gain or loss if the holder has held or is deemed to have held the common stock for more than 12 months. Your adjusted tax basis and holding period in common stock received upon conversion of a note are determined as discussed above under “—Sale, exchange, conversion, repurchase or redemption of the notes.” The deductibility of capital losses is subject to certain limitations.

Information reporting and backup withholding

You may be subject to “backup withholding” at a rate currently of 28% with respect to certain “reportable payments,” including interest payments (including original issue discount), dividend payments, proceeds from the disposition of the notes or common stock to or through a broker and, under certain circumstances, principal payments on the notes. These backup withholding rules apply if you, among other things, (i) fail to furnish a social security number or other taxpayer identification number (“TIN”) certified under penalties of perjury within a reasonable time after the request therefor, (ii) fail to report properly interest or dividends, (iii) under certain circumstances, fail to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that you are not subject to backup withholding or if (iv) the IRS provides notification that you have furnished us with an incorrect TIN. Any amount withheld from a payment to you under the backup withholding rules is creditable against your federal income tax liability, provided that the required information is furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain holders, including corporations, tax-exempt organizations and certain foreign persons, provided their exemptions from backup withholding are properly established.

We will report to you and to the IRS the amount of our “reportable payments” for each calendar year and the amount of tax withheld, if any, with respect to such payments.

TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is limited to the United States federal income tax consequences relevant to a Non-U.S. Holder (as defined above).

Interest

You will not be subject to the 30% United States federal withholding tax with respect to (i) any payment to you of contingent interest, (ii) any payment to you on the notes of stated interest and (iii) the amount of any cash and the fair market value of shares delivered to you by us upon the conversion, redemption or retirement of a note, provided that:

•	you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Code;

•	you are not a “controlled foreign corporation” with respect to which we are, directly or indirectly, a “related person”;

•	you are not a bank whose receipt of interest (including original issue discount) on a note is described in Section 881(c)(3)(A) of the Code;

•	to the extent that the payments reflect “contingent interest” described in Section 871(h)(4)(A)(i) of the Code, our notes and common stock are actively traded within the meaning of Section 871(h)(4)(C)(v)(I) of the Code and we are not a “United States real property holding corporation”; and

•	you provide your name and address, and certify, under penalties of perjury, that you are not a United States person, as defined under the Code (which certification may be made on an IRS Form W-8BEN (or successor form)), or that you hold your notes through certain intermediaries, and you and the intermediaries satisfy the certification requirements of applicable Treasury Regulations.

Special certification rules apply to Non-U.S. Holders that are pass-through entities rather than corporations or individuals. Prospective investors should consult their tax advisors regarding the certification requirements for Non-U.S. Holders.

If you cannot satisfy the requirements described above, you will be subject to the 30% United States federal withholding tax with respect to payments of interest on the notes, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable United States income tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with the conduct of a United States trade or business.

If you are engaged in a trade or business in the United States and interest on a note is effectively connected with your conduct of that trade or business, you will be subject to United States federal income tax on that interest on a net income basis (although you will be exempt from the 30% withholding tax, provided the certification requirements described above are satisfied) in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower rate as may be prescribed under an applicable United States income tax treaty) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States. For this purpose, interest (including original issue discount) will be included in your earnings and profits.

Absent further relevant guidance from the IRS, in the event that we do not file or cause to be declared effective a registration statement, as described under “Description of the notes—Registration rights,” and we make additional payments to you as described therein, we intend to treat such additional payments as subject to United States federal withholding tax. Therefore, we intend to withhold on any such payments at a rate of 30% unless we receive an IRS Form W-8BEN or an IRS Form W-8ECI from you claiming, respectively, that such payments are subject to reduction or elimination of withholding under an applicable treaty or that such payments are effectively connected with the conduct of a United States trade or business. You should consult your own tax advisers as to whether you can obtain a refund for the withholding tax imposed on such additional payments on the grounds that such payment represents interest qualifying for an exemption or some other grounds.

Sales, exchange or redemption of notes or common stock

Except as described below and subject to the discussion concerning backup withholding, any gain realized by you on the sale, exchange, redemption or other taxable disposition of a note will generally be treated as interest income under the rules described above under “Tax consequences to U.S. holders” and would generally be taxable as described above under “Interest,” and any gain realized by you on the sale, exchange, redemption or other taxable disposition of our common stock generally will not be subject to United States federal income tax, unless (i) such gain is effectively connected with a United States trade or business, (ii) subject to certain exceptions, you are an individual who holds the note or common stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, (iii) you are subject to tax pursuant to the provisions of United States tax law applicable to certain United States expatriates (including certain former citizens or residents of the United States), or (iv) we are or have been a United States real property holding corporation within the meaning of Section 897 of the Code at any time during the shorter of the five-year period ending on the date of disposition or the period that you held our common stock. We do not believe that we are currently a “United States real property holding corporation” within the meaning of Section 897 of the Code, or that we will become one in the future.

Dividends

In general, dividends, if any, paid to you or deemed paid to you (see “Tax consequences to U.S. holders—Constructive dividends on the notes”) will be subject to withholding of United States federal income tax at a 30% rate unless such rate is reduced by an applicable income tax treaty. Dividends that are effectively connected with a United States trade or business are generally subject to United States federal income tax at regular income tax rates, but are not generally subject to the 30% withholding tax or treaty-reduced rate if you file the appropriate form with the payor, as discussed above. Any such effectively connected dividends received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be applicable under an income tax treaty. If you wish to claim the benefit of an applicable treaty rate you will be required to satisfy applicable certification and other requirements. If you are eligible for a reduced rate of United States withholding tax pursuant to an income treaty, you may obtain a refund of amounts withheld at a higher rate by timely filing an appropriate claim for a refund with the IRS.

Information reporting and backup withholding

Generally, we must report annually to the IRS and to you any interest (including original issue discount) or dividend that is subject to withholding, or that is exempt from United States withholding tax pursuant to a tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which you reside. Under certain circumstances, we will have to report to the IRS payments of principal.

Generally, information reporting and backup withholding of United States federal income tax at a current rate of 28% may apply to payments made by us or any agent of ours to you if you fail to make the appropriate certification that you are a non-United States person or if we or our paying agent has actual knowledge that you are a United States person.

The payment of the proceeds from the disposition of the notes or common stock to or through the United States office of any broker, United States or foreign, will be subject to information reporting and possible backup withholding unless you certify as to your Non-U.S. Holder status under penalty of perjury or otherwise establish an exemption, provided that the broker does not have actual knowledge that the holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of a note or common stock to or through a non-United States office of a non-United States broker that is not a United States related person will generally not be subject to backup withholding. However, if such broker is (i) a United States person, (ii) a controlled foreign corporation for United States tax purposes, (iii) a foreign person 50% or more of whose gross income from all sources for certain periods is effectively connected with a United States trade or business or (iv) a foreign partnership, if at any time during its tax year, one or more of its partners are United States persons (as defined in United States Treasury Regulations) who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a United States trade or business, such payments will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its files of the Non-U.S. Holder’s foreign status and certain other conditions are met or you otherwise establish an exemption. Both backup withholding and information reporting will apply to the proceeds of such dispositions if the broker has actual knowledge that the payee is a U.S. Holder.

Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or a credit against your United States federal income tax liability, provided that the requisite procedures are followed.

SELLING SECURITYHOLDERS

The notes offered hereby were issued by us and sold by the initial purchasers in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be “qualified institutional buyers” (as defined in Rule 144A under the Securities Act). The selling security holders (including the initial purchasers’ transferees, pledgees, donees or their successors) may from time to time offer and sell pursuant to this prospectus any or all of the notes and common stock issued upon conversion of the notes.

The following table sets forth information, as of September 19, 2005, with respect to the selling security holders and the respective principal amounts of notes beneficially owned by each selling security holder that may be offered pursuant to this prospectus. Such information has been obtained from the selling security holders. None of the selling security holders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates. Because the selling security holders may offer all or some portion of the notes or the common stock issuable upon conversion of the notes pursuant to this prospectus, no estimate can be given as to the amount of the notes or the common stock issuable upon conversion of the notes that will be held by the selling security holders upon termination of any such sales. In addition, the selling security holders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act.

	Principal Amount of Notes	Number of Shares of Common Stock
Selling Security Holder (1)	Beneficially Owned and Offered Hereby (1)	Beneficially Owned (1)(2)	Offered Hereby	Owned After the Offering
Acuity Master Fund Ltd.	6,000,000	61,067	61,067	0
AHFP Context	250,000	2,544	2,544	0
American Beacon Funds	265,000	2,697	2,697	0
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.	11,800,000	120,100	120,100	0
Argent Classic Convertible Arbitrage Fund II, L.P.	510,000	5,190	5,190	0
Argent Classic Convertible Arbitrage Fund L.P.	1,590,000	16,183	16,183	0
Argent LowLev Convertible Arbitrage Fund II, LLC	60,000	610	610	0
Argent LowLev Convertible Arbitrage Fund LLC	450,000	4,580	4,580	0
Argent LowLev Convertible Arbitrage Fund Ltd.	2,800,000	28,498	28,498	0
Argentum Multi-Strategy Fund Ltd.	20,000	203	203	0
Aventis Pension Master Trust	460,000	4,681	4,681	0
Black Diamond Convertible Offshore LDC	2,000,000	34,068	20,355	13,713
Black Diamond Offshore Ltd.	1,870,000	31,735	19,032	12,703
BNP Paribas Equity Strategies, SNC (3)	4,982,000	58,572	50,706	7,866
Boilermakers—Blacksmith Pension Trust	3,300,000	33,587	33,587	0
CALAMOS® Convertible and High Income Fund	6,500,000	66,156	66,156	0
CALAMOS® Convertible Fund—CALAMOS® Investment Trust	20,000,000	203,559	203,559	0
CALAMOS® Convertible Opportunities and Income Fund	5,000,000	50,889	50,889	0
Calamos® Strategic Total Return Fund	19,000,000	193,381	193,381	0

	Principal Amount of Notes	Number of Shares of Common Stock
Selling Security Holder (1)	Beneficially Owned and Offered Hereby (1)	Beneficially Owned (1)(2)	Offered Hereby	Owned After the Offering
CBARB (a segregated account of Geode Capital Master Fund Ltd.)	2,000,000	20,355	20,355	0
CEMEX Pension Plan	225,000	2,290	2,290	0
Chrysler Corporation Master Retirement Trust (3)	8,395,000	85,444	85,444	0
CITIGROUP Global Markets Inc. (4)	5,500,000	55,978	55,978	0
City of Knoxville Pension System	465,000	4,732	4,732	0
Class C Trading Company, Ltd.	240,000	2,442	2,442	0
Context Convertible Arbitrage Fund, LP	850,000	8,651	8,651	0
Context Convertible Arbitrage Offshore, Ltd.	2,800,000	28,498	28,498	0
CooperNeff Convertible Strategies (Cayman) Master Fund, LP	1,139,000	11,592	11,592	0
CQS Convertible and Quantitative Strategies Master Fund Ltd.	10,000,000	101,779	101,779	0
Delta Airlines Master Trust	1,100,000	11,195	11,195	0
Delta Air Lines Master Trust—CV (3)	1,520,000	15,470	15,470	0
Delta Pilots Disability & Survivorship Trust	625,000	6,361	6,361	0
Delta Pilots Disability & Survivorship Trust—CV (3)	890,000	9,058	9,058	0
Dorinco Reinsurance Company	1,350,000	13,740	13,740	0
Double Black Diamond Offshore LDC	11,130,000	189,781	113,281	76,500
Ellington Overseas Partners, LTD.	4,000,000	40,712	40,712	0
Finch Tactical Plus Class R	100,000	1,017	1,017	0
F.M. Kirby Foundation, Inc. (3)	1,210,000	12,315	12,315	0
Fore Convertible Master Fund, Ltd.	9,000,000	91,601	91,601	0
Fore ERISA Fund, Ltd.	1,500,000	15,266	15,266	0
Fore Multi Strategy Master Fund, Ltd.	1,500,000	15,266	15,266	0
Frontpoint Convertible Arbitrage Fund LP	4,250,000	43,256	43,256	0
Goldman Sachs & Co. (4)	500,000	192,161	5,088	187,073
Grace Brothers, Ltd.	2,000,000	25,256	20,355	4,901
Grace Convertible Arbitrage Fund, Ltd	5,500,000	60,879	55,978	4,901
Guggenheim Portfolio Company VIII (Cayman), Ltd. (3)	1,000,000	10,177	10,177	0
HBFT	175,000	1,781	1,781	0
HBMC	5,790,000	58,930	58,930	0
HFR CA Global Select Master Trust Account	260,000	2,646	2,646	0
HFR CA Select Fund	1,000,000	10,177	10,177	0
HighBridge International LLC	18,035,000	475,289	183,560	291,729
INOVA Health Care Services	325,000	3,307	3,307	0
Institutional Benchmarks (Master Feeder) Series Ltd.	2,500,000	25,444	25,444	0
International Truck & Engine Corporation Non-Contributory Retirement Plan Trust (3)	945,000	9,618	9,618	0
International Truck & Engine Corporation Retiree Health Benefit Trust (3)	370,000	3,765	3,765	0

	Principal Amount of Notes	Number of Shares of Common Stock
Selling Security Holder (1)	Beneficially Owned and Offered Hereby (1)	Beneficially Owned (1)(2)	Offered Hereby	Owned After the Offering
International Truck & Engine Corporation Retirement Plan for Salaried Employees Trust	915,000	9,312	9,312	0
KBC Financial Products USA, Inc. (4)	5,250,000	191,392	53,434	137,958
Knoxville Utilities Board Retirement System	210,000	2,137	2,137	0
Louisiana Workers Compensation #2	60,000	610	610	0
Louisiana Workers’ Compensation Corporation	610,000	6,208	6,208	0
Lydian Global Opportunities Master Fund Limited	3,500,000	133,637	35,622	98,015
Lydian Overseas Partners Master Fund L.T.D.	9,500,000	96,690	96,690	0
Lyxor Master Fund	550,000	5,597	5,597	0
Lyxor/Context Fund, Ltd. (3)	500,000	5,088	5,088	0
Lyxor/Convertible Arbitrage Fund Limited	390,000	3,969	3,969	0
Macomb County Employees’ Retirement System	480,000	4,885	4,885	0
Man Mac I Limited	3,500,000	35,622	35,622	0
Microsoft Corporation (3)	1,370,000	13,943	13,943	0
Mohican VCA Master Fund, Ltd.	1,000,000	10,177	10,177	0
Morgan Stanley Convertible Securities Trust (4)	1,000,000	10,177	10,177	0
MSS Convertible Arbitrage 2	150,000	1,526	1,526	0
National Bank of Canada (3)	500,000	5,088	5,088	0
Oakwood Assurance Company Ltd.	90,000	916	916	0
Oakwood Healthcare Inc. Endowment/A&D	19,000	193	193	0
Oakwood Healthcare Inc. Funded Depreciation	200,000	2,035	2,035	0
Oakwood Healthcare Inc.—OHP	23,000	234	234	0
Oakwood Healthcare Inc. Pension	360,000	3,664	3,664	0
OCM Convertible Trust (3)	3,105,000	31,602	31,602	0
OCM Global Convertible Securities Fund (3)	380,000	3,867	3,867	0
Partner Reinsurance Company Ltd. (3)	1,250,000	12,722	12,722	0
Partners Group Alternative Strategies PCC LTD	170,000	1,730	1,730	0
Port Authority of Allegheny County Consolidated Trust Fund	85,000	865	865	0
Port Authority of Allegheny County Retirement and Disability Allowance Plan for the Employees Represented by Local 85 of the Amalgamated Transit Union	850,000	8,651	8,651	0
Prisma Foundation	180,000	1,832	1,832	0
Qwest Occupational Health Trust (3)	670,000	6,819	6,819	0
Qwest Pension Trust (3)	1,710,000	17,404	17,404	0
Radcliff SPC, Ltd for and on behalf of the Class A Convertible Crossover Segregated Portfolio	10,000,000	101,780	101,780	0

	Principal Amount of Notes	Number of Shares of Common Stock
Selling Security Holder (1)	Beneficially Owned and Offered Hereby (1)	Beneficially Owned (1)(2)	Offered Hereby	Owned After the Offering
Ramius Master Fund, Ltd.	350,000	3,562	3,562	0
RCG Halifax Master Fund, Ltd.	100,000	1,017	1,017	0
RCG Latitude Master Fund, Ltd.	350,000	3,562	3,562	0
San Diego County Employees Retirement Association	3,250,000	33,078	33,078	0
SCI Endowment Care Common Trust Fund—National Fiduciary Services	345,000	3,511	3,511	0
SCI Endowment Care Common Trust Fund—Suntrust Bank	135,000	1,374	1,374	0
SCI Endowment Care Common Trust Fund—Wachovia Bank, NA	83,000	844	844	0
Silver Convertible Arbitrage Fund, LDC	370,000	3,765	3,765	0
Silverback Conv. Arb. Master	7,500,000	76,334	76,334	0
Singlehedge US Convertible Arbitrage Fund	442,000	4,498	4,498	0
SPT	3,100,000	31,551	31,551	0
State Employees’ Retirement Fund of the State of Delaware (3)	2,025,000	20,610	20,610	0
Sturgeon Limited	547,000	5,567	5,567	0
The California Wellness Foundation	965,000	9,821	9,821	0
The Cockrell Foundation	130,000	1,323	1,323	0
The Dow Chemical Company Employees’ Retirement Plan	2,775,000	28,243	28,243	0
The Fondren Foundation	110,000	1,119	1,119	0
The St. Paul Travelers Companies, Inc.—Commercial Lines (3)	2,380,000	24,223	24,223	0
UBS O’Connor LLC F/B/O O’Connor Global Convertible Arbirtage Master Limited	3,000,000	30,533	30,533	0
Union Carbide Retirement Account	1,600,000	16,284	16,284	0
United Food and Commercial Workers Local 1262 and Employers Pension Fund	675,000	6,870	6,870	0
Univar USA Inc. Retirement Plan	600,000	6,106	6,106	0
UnumProvident Corporation (3)	790,000	8,040	8,040	0
Van Kampen Harbor Fund (4)	1,500,000	15,266	15,266	0
Vicis Capital Master Fund	10,000,000	101,779	101,779	0
Virginia Retirement System (3)	3,575,000	45,039	36,386	8,653
Wachovia Capital Markets LLC (3)(4)	10,000,000	101,779	101,779	0
Whitebox Diversified Convertible Arbitrage Partners, LP	750,000	7,633	7,633	0
Xavex Convertible Arbitrage 10 Fund	930,000	9,465	9,465	0
Xavex Convertible Arbitrage 2 Fund	100,000	1,017	1,017	0
Zazove Convertible Arbitrage Fund, L.P.	7,250,000	73,790	73,790	0
Zazove Hedged Convertible Fund, L.P.	2,500,000	25,444	25,444	0

(1)	Information concerning the selling security holders may change from time to time and any such changed information will be set forth in supplements to this prospectus, or post effective amendments, if and when necessary. In addition, the per share conversion price, and therefore the number of shares issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of notes and the number of shares of common stock issuable upon conversion of the notes offered hereby may increase or decrease.

(2)	Includes the theoretical maximum number of shares of common stock which may be issued upon the conversion of the full amount of notes held by such holder at the initial conversion price of approximately $98.2511, which equals a conversion rate of 10.1780 shares per $1,000 principal amount of the notes. Fractional shares will not be issued upon conversion of the notes; cash will be paid instead of fractional shares, if any.

(3)	This selling security holder is an affiliate of a registered broker-dealer. This selling security holder purchased the securities in the ordinary course of business with the expectation of reselling the securities. This selling security holder did not have an agreement or understanding, directly or indirectly, with any person to distribute the securities at the time it purchased the securities.

(4)	This selling security holder is a registered broker-dealer that acquired its securities for investment purposes and, accordingly, is an underwriter. Please see the discussion under “Plan of Distribution” for the required disclosure regarding broker-dealers.

Information concerning other selling security holders will be set forth in prospectus supplements or post effective amendments to the Form S-3 registration statement of which this prospectus constitutes a part from time to time, if required. Other than as indicated, the above table assumes that any other holders of notes or any future transferee from any such holder does not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

PLAN OF DISTRIBUTION

The notes and common stock offered hereby may be sold from time to time to purchasers directly by the selling security holders. Alternatively, the selling security holders may from time to time offer the notes and common stock to or through underwriters, broker/dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling security holders or the purchasers of notes and common stock for whom they may act as agents. The selling security holders and any underwriters, broker/dealers or agents that participate in the distribution of notes and common stock may be deemed to be “underwriters” within the meaning of the Securities Act and any profit on the sale of notes and common stock by them and any discounts, commissions, concessions or other compensation received by any such underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

The notes and common stock offered hereby may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, any varying prices determined at the time of sale or at negotiated prices. The sale of the notes and the common stock issuable upon conversion of the notes may be effected in transactions (which may involve crosses or block transactions):

•	on any national securities exchange or quotation service on which the notes or the common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or in the over-the-counter market; or

•	through the settlement of short sales.

At the time a particular offering of the notes and the common stock is made, a prospectus supplement, if required, will be distributed that will set forth the aggregate amount and type of notes and common stock being offered and the terms of the offering, including the name or names of any underwriters, broker/dealers or agents, if any, any discounts, commissions and other terms constituting compensation from the selling security holders and any discounts, commissions or concessions allowed or reallowed or paid to broker/dealers. To our knowledge there are currently no agreements, arrangements, or understandings with respect to the sale of any of the notes offered hereby or the common stock issuable upon conversion of the notes.

To comply with the securities laws of certain jurisdictions, if applicable, the notes and common stock will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the notes and common stock may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with.

The selling security holders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the notes and common stock by the selling security holders. The foregoing may affect the marketability of the notes and the common stock.

The notes are eligible for trading by qualified institutional buyers in The PORTAL Market of the National Association of Securities Dealers, Inc. Prior to the initial sale of the notes to the initial purchasers on June 20, 2005, the notes were a new issue of securities and there was no established trading market for the notes. The initial purchasers have advised us that they intend to make a market in the notes, but they are not obligated to do so. The initial purchasers may discontinue any market making in the notes at any time in their sole discretion. In addition, any such market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act and may be limited during the pendency of this or any other shelf registration statement.

Accordingly, we cannot assure you that a liquid market exists or will develop for the notes, that you will be able to sell your notes at a particular time or that the prices that you receive when you sell will be favorable. Future trading prices of the notes will depend on many factors, including those set forth above, our operating performance and financial condition, our ability to register them under the shelf registration statement, prevailing interest rates and the market for similar securities. Our common stock is quoted on the Nasdaq National Market under the symbol “IVGN.”

Pursuant to the registration rights agreement, we will pay for all expenses of the registration of the notes and common stock, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; however, the selling security holders will pay all underwriting discounts and selling commissions, if any. The selling security holders will be indemnified by us against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

LEGAL MATTERS

The legality of the notes and the common stock issuable on conversion of the notes is being passed upon by DLA Piper Rudnick Gray Cary US LLP, San Diego, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2004, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports given on their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the SEC’s Public Reference Section, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at l-800-SEC-0330. The SEC maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers, such as Invitrogen Corporation, that file electronically with the SEC.

You can also inspect reports, proxy statements and other information about our company at the offices of The National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, DC. 20006.

We have also filed with the SEC a registration statement on Form S-3 (together with all amendments and exhibits thereto, the registration statement) under the Securities Act of 1933, as amended. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information, refer to the registration statement, copies of which you may obtain from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington DC 20549, upon payment of the fees prescribed by the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We incorporate information into this prospectus by reference, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any such information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our financial condition.

Invitrogen Corporation SEC Filings (File No. 000-25317)	Period
Annual Report on Form 10-K (including the portions of our Proxy Statement for our 2005 Annual Meeting of Stockholders incorporated by reference therein), as amended May 13, 2005	Fiscal year ended December 31, 2004

Quarterly Report on Form 10-Q, as amended May 11, 2005	Quarterly period ended March 31, 2005

Quarterly Report on Form 10-Q, as amended August 19, 2005	Quarterly period ended June 30, 2005

Current Report on Form 8-K, including the description of our rights agreement and preferred stock and preferred stock purchase rights	Filed on March 30, 2001

The description of our common stock as set forth in our Registration Statement on Form 8-A	Filed on January 29, 1999

Current Report on Form 8-K	Filed on January 31, 2005

Current Report on Form 8-K	Filed on February 8, 2005

Current Report on Form 8-K	Filed on February 14, 2005

Current Report on Form 8-K	Filed on April 6, 2005

Current Report on Form 8-K	Filed on April 26, 2005

Current Report on Form 8-K	Filed on June 14, 2005

Current Report on Form 8-K	Filed on June 15, 2005

Current Report on Form 8-K	Filed on June 20, 2005

Current Report on Form 8-K	Filed on June 24, 2005

Current Report on Form 8-K	Filed on July 11, 2005

In addition, all documents and reports we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus and to be a part of it from the date of filing of those documents. Further, all documents and reports we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the effectiveness of this prospectus shall be deemed incorporated by reference into this prospectus and to be a part of it from the date of the filing of those documents. Any statement contained in a document incorporated into this prospectus by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such earlier statement. Any statement modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this prospectus.

Upon written or oral request, we will provide without charge to each person to whom this prospectus is delivered, including any beneficial owner, a copy of any or all documents incorporated by reference in this prospectus (other than any exhibits to those documents not specifically incorporated in those documents by reference). Requests for such documents should be submitted to Invitrogen Corporation, Inc., 1600 Faraday Avenue, Carlsbad, California 92008, Attention: Investor Relations, or made by telephone at (760) 603-7200.

LIMITATIONS OF LIABILITY AND INDEMNIFICATION MATTERS

We have adopted provisions in our certificate of incorporation, which the Delaware General Corporation Law permits, that provide that our directors shall not be personally liable to us or our stockholders for monetary damages resulting from a violation of the directors’ duty to act with care and in the best interests of the stockholders, except for liability:

•	For any breach of a director’s duty of loyalty to us or our stockholders;

•	For acts or omissions that are not in good faith, or involve intentional misconduct or a knowing violation of the law;

•	Under Section 174 of the Delaware General Corporation Law relating to improper dividends or distributions; and

•	For any transaction from which the director obtained an improper personal benefit.

This limitation of liability does not affect the availability of equitable remedies, including injunctive relief or rescission.

Our by-laws authorize us to indemnify our officers, directors, employees and agents to the fullest extent permitted by the Delaware General Corporation Law. Section 145 of the Delaware General Corporation Law empowers us to enter into indemnification agreements with our officers, directors, employees and agents.

We have entered into separate indemnification agreements with each of our current directors and executive officers which, in some cases, are broader than the specific indemnification provisions allowed by the Delaware General Corporation Law. The indemnification agreements require us to indemnify the executive officers and directors against liabilities that may arise by reason of status or service as directors or executive officers and to advance expenses they spend as a result of any proceeding against them for which they could be indemnified to the fullest extent permitted by the Delaware General Corporation Law.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us as described above, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

PROSPECTUS

$350,000,000

INVITROGEN CORPORATION

3.25% Convertible Senior Notes due 2025

3,562,300 Shares of Common Stock Issuable on Conversion of the Notes

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representation as to matters not stated in the prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or our affairs have not changed since the date of this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder. Except for the SEC registration fee, all amounts are estimates. All of these expenses are being borne by the registrant.

SEC registration fee	$41,195
Accounting fees and expenses	25,000
Legal fees and expenses	35,000
Printing and engraving expenses	10,000
Trustee’s fees and expenses	5,000
Transfer agent’s and registrar’s fees and expenses	5,000
Miscellaneous expenses, including Listing Fees	5,000
Total	$126,195

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law (DGCL) authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances for liabilities incurred in connection with their activities in such capacities (including reimbursement for expenses incurred). The registrant’s Restated Certificate of Incorporation provides that the registrant will indemnify its directors and officers to the fullest extent permitted by law and that directors shall not be liable for monetary damages to the registrant or its stockholders for breach of fiduciary duty, except to the extent that the DGCL prohibits elimination or limitation of such liability.

The registrant’s Restated Certificate of Incorporation provides that no director of the registrant will be personally liable to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the registrant or to its stockholders, (ii) for acts or omissions not made in good faith or involving intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the DGCL, or (iv) for any transactions from which the director derives an improper personal benefit. In addition, the registrant’s Amended and Restated By-laws provide that any director or officer who was or is a party or is threatened to be made a party to any action or proceeding by reason of his or her services to the registrant will be indemnified to the fullest extent permitted by the DGCL.

The registrant has entered into agreements with each of its executive officers and directors under which the registrant has agreed to indemnify each of them against expenses and losses incurred for claims brought against them by reason of their being an officer or director of the registrant. There is no pending litigation or proceeding involving a director or officer of the registrant as to which indemnification is being sought, nor is the registrant aware of any pending or threatened litigation that may result in claims for indemnification by any director or executive officer.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibits:

EXHIBIT NUMBER	DESCRIPTION

4.1	Indenture dated June 20, 2005 between the registrant and U.S. Bank National Association and Table of Contents of Indenture, including Cross-Reference Table to the Trust Indenture Act of 1939*
4.2	3.25% Convertible Senior Notes due 2025 Registration Rights Agreement dated as of June 20, 2005 by and among the registrant, and USB Securities LLC and Banc of America Securities LLC, as Initial Purchasers*
4.3	3.25% Convertible Senior Notes due 2025 Purchase Agreement dated June 14, 2005*
5.1	Opinion of DLA Piper Rudnick Gray Cary US LLP as to the legality of the notes and shares*
12.1	Statements Regarding Computations of Ratios*
23.1	Consent of DLA Piper Rudnick Gray Cary US LLP (contained in Exhibit 5.1)
23.2	Consent of Independent Registered Public Accounting Firm
24.1	Power of Attorney*
25.1	Statement of Eligibility of the Trustee on Form T-1*

*	Filed previously.

ITEM 17. UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Notwithstanding the foregoing, paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities and Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act (TIA) in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of that act.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carlsbad, State of California on September 19, 2005.

INVITROGEN CORPORATION

By:	/s/ JOHN A. COTTINGHAM
John A. Cottingham Senior Vice President, General Counsel and Secretary

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ GREGORY T. LUCIER* Gregory T. Lucier	Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)	September 19, 2005

/s/ DAVID F. HOFFMEISTER* David F. Hoffmeister	Chief Financial Officer, Senior Vice President, Finance (Principal Financial Officer)	September 19, 2005

/s/ JOHN M. RADAK* John M. Radak	Vice President, Finance and Chief Accounting Officer (Principal Accounting Officer)	September 19, 2005

/s/ RAYMOND V. DITTAMORE* Raymond V. Dittamore	Director	September 19, 2005

/s/ JAMES R. GLYNN* James R. Glynn	Director	September 19, 2005

/s/ DONALD W. GRIMM* Donald W. Grimm	Director	September 19, 2005

Name	Title	Date

/s/ BALAKRISHNAN S. IYER* Balakrishnan S. Iyer	Director	September 19, 2005

/s/ RONALD A. MATRICARIA* Ronald A. Matricaria	Director	September 19, 2005

/s/ BRADLEY G. LORIMIER* Bradley G. Lorimier	Director	September 19, 2005

W. Ann Reynolds, Ph.D.	Director

Jay M. Short, Ph.D.	Director

David C. U’Prichard, Ph.D.	Director

By:	/s/ JOHN A. COTTINGHAM John A. Cottingham Attorney-in-fact	September 19, 2005

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION

4.1	Indenture dated June 20, 2005 between the registrant and U.S. Bank National Association and Table of Contents of Indenture, including Cross-Reference Table to the Trust Indenture Act of 1939*
4.2	3.25% Convertible Senior Notes due 2025 Registration Rights Agreement dated as of June 20, 2005 by and among the registrant, and USB Securities LLC and Banc of America Securities LLC, as Initial Purchasers*
4.3	3.25% Convertible Senior Notes due 2025 Purchase Agreement dated June 14, 2005*
5.1	Opinion of DLA Piper Rudnick Gray Cary US LLP as to the legality of the notes and shares*
12.1	Statements Regarding Computations of Ratios*
23.1	Consent of DLA Piper Rudnick Gray Cary US LLP (contained in Exhibit 5.1)
23.2	Consent of Independent Registered Public Accounting Firm
24.1	Power of Attorney*
25.1	Statement of Eligibility of the Trustee on Form T-1*

*	Filed previously.